   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 1997.



                                                      REGISTRATION NO. 333-36709

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM N-5
                           REGISTRATION STATEMENT OF
                       SMALL BUSINESS INVESTMENT COMPANY
                        Under The Securities Act of 1933
                                      And
                       The Investment Company Act of 1940
                               ------------------
                        EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                        300 EAST MAIN STREET, SUITE 1380
                            NORFOLK, VIRGINIA 23510
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

            J. ALAN LINDAUER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION
                        300 EAST MAIN STREET, SUITE 1380
                            NORFOLK, VIRGINIA 23510
                                 (757) 626-1111
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                               ------------------

                                With copies to:



                         FREDERICK T. STANT, III, ESQ.


                              CLARK & STANT, P.C.


                              900 COLUMBUS CENTER


                         VIRGINIA BEACH, VIRGINIA 23462


                                 (757) 499-8800


                            JOHN M. PARIS, JR., ESQ.


                            KAUFMAN & CANOLES, P.C.


                        ONE COMMERCIAL PLACE, SUITE 2000


                            NORFOLK, VIRGINIA 23510


                                 (757) 624-3181


   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
                                              PROPOSED MAXIMUM PROPOSED MAXIMUM
                                               OFFERING PRICE      AGGREGATE
TITLE OF SECURITIES TO BE      AMOUNT TO BE          PER           OFFERING         AMOUNT OF
REGISTERED                     REGISTERED(1)      SHARE(2)         PRICE(2)     REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Common Stock $1 Par Value....  800,000 Shares      $13.00         $10,400,000       $3,151.52
-------------------------------------------------------------------------------------------------
Common Stock $1 Par Value....  120,000 Shares      $13.00         $1,560,000       $472.73(3)
=================================================================================================



(1) Includes 120,000 shares of Common Stock subject to the Underwriter's over-allotment option.


(2) Estimated solely for purposes of calculating the registration fee.


(3) $593.95 paid in connection with this filing; $3030.30 having been previously paid.

                               ------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

                             CROSS REFERENCE SHEET

     (Pursuant to Rule 481 showing the location in the Prospectus of the responses to the Items of Parts I and II of Form N-5)


                    ITEM NO. AND CAPTION                                PROSPECTUS CAPTION
------------------------------------------------------------   -------------------------------------
 1.   Organization and Business.............................   PROSPECTUS SUMMARY; BUSINESS;
                                                                 REGULATION
 2.   Fundamental Policies of Registrant....................   INVESTMENT POLICIES
 3.   Policies with Respect to Security Investments.........   INVESTMENT POLICIES
 4.   Ownership of Voting and Convertible Securities of
        Other Issuers.......................................   Not required to be in the Prospectus
 5.   Special Tax Provisions Applicable to Registrant.......   SPECIAL TAX PROVISIONS APPLICABLE TO
                                                                 THE COMPANY
 6.   Pending Legal Proceedings.............................   Not Applicable
 7.   Summary of Earnings...................................   PROSPECTUS SUMMARY
 8.   Persons in Control Relationships with Registrant......   Not Applicable
 9.   Persons Owning Equity Securities of Registrant........   PRINCIPAL SHAREHOLDERS
10.   Number of Holders of Equity Securities of
        Registrant..........................................   Not required to be in the Prospectus
11.   Directors and Executive Officers......................   MANAGEMENT
12.   Members of Advisory Board of Registrant...............   Not applicable
13.   Remuneration of Directors, Officers and Members of
        Advisory Board......................................   MANAGEMENT -- Remuneration
14.   Indemnification of Officers and Directors.............   Not required to be in the Prospectus
15.   Custodians of Portfolio Securities....................   CUSTODIAN, TRANSFER AGENT AND
                                                                 REGISTRAR
16.   Investment Advisers...................................   Not Applicable
17.   Business and Other Connections of Investment Advisers
        and Their Managements...............................   Not Applicable
18.   Interest of Affiliated Persons in Certain
        Transactions........................................   MANAGEMENT -- Remuneration
19.   Capital Stock.........................................   DESCRIPTION OF CAPITAL STOCK
20.   Long-Term Debt........................................   DESCRIPTION OF CAPITAL STOCK
21.   Other Securities......................................   Not Applicable
22.   Financial Statements..................................   See Item 28
23.   Distribution Spread...................................   Cover Page
24.   Plan of Distribution..................................   UNDERWRITING
25.   Use of Proceeds to Registrant.........................   USE OF PROCEEDS
26.   Sales Otherwise Than for Cash.........................   Not Applicable
27.   Information Required by Items of Part I...............   See Above
28.   Financial Statements Required by Item 22 of Part I....   FINANCIAL STATEMENTS

                                     PART I

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


ITEM 1. ORGANIZATION AND BUSINESS.



     Reference is made to the information contained in the Prospectus under the captions "PROSPECTUS SUMMARY -- The Company," "BUSINESS" and "REGULATION."



ITEM 2. FUNDAMENTAL INVESTMENT POLICIES OF THE REGISTRANT.


     The following policies of the Registrant with respect to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the Investment Act. These policies may not be changed without the approval of the lesser of (i) 67% of the Registrant's shares present or represented at a shareholders' meeting at which the holders of more than 50% of such shares are present or represented or (ii) more than 50% of the outstanding shares of the Registrant. Undefined capitalized terms have the meanings ascribed in the attached Prospectus.


     (a) The Registrant is permitted to issue the maximum amount of SBA Debentures and SBA Participating Securities permitted by the SBA Act and SBA regulations. The Registrant may issue SBA Debentures or SBA Participating Securities in the future.


     (b) The Registrant is permitted to borrow money only for the purpose of investments in, and making loans to, Small Business Concerns. It is, however, permitted to finance the acquisition of capital assets used in its ordinary business operations.


     (c) The Registrant is not permitted to engage in the business of underwriting the securities of other issuers. It is anticipated that all or substantially all of its investments in Small Business Concerns will be in securities that may not be sold to the public without registration, or an exemption from registration, under the Securities Act. All of the Registrant's current equity investments in Small Business Concerns are so restricted.



     (d) The Registrant is prohibited from concentrating more than 25% of the value of its assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies primarily engaged in the same industry.


     (e) The Registrant is prohibited from engaging in the business of purchasing or selling real estate. The Registrant may bring mortgage foreclosure actions and take title to and possession of property with respect to which it is the mortgagee in accordance with applicable mortgage foreclosure laws. Additionally, the Registrant may purchase office facilities, although, at present it leases office facilities.

     (f) The Registrant is not permitted to engage in the purchase or sale of commodities or commodity contracts.


     (g) The Registrant is permitted to make loans, and loans with equity features, to, as well as equity investments in, small Business Concerns to the extent allowed by the SBA Act and SBA regulations. The Registrant is also permitted to extend loans to shareholders to finance the purchase of its capital stock.



ITEM 3. POLICIES WITH RESPECT TO SECURITY INVESTMENTS.



     The Registrant's policies with respect to the following matters are not fundamental policies and may be changed, subject to the SBA Act and SBA regulations, by the Registrant's Executive Committee without shareholder approval.


     (a) The Registrant may make investments in equity and debt securities of Small Business Concerns as approved by the Executive Committee.

     (b) The Registrant has no strict policy regarding the percentage of its assets that may be invested in any specific type of security. The Registrant follows SBA regulations prohibiting an investment in any single Small Business Concern and its affiliates exceeding 20% of the Registrant's Regulatory Capital.



     (c) As permitted by SBA regulations, the Registrant may purchase (i) up to 49% of the voting securities of a Small Business Concern if it has less than 50 shareholders or (ii) up to 19% (and in certain situations up to 25%) of the voting securities of a Small Business Concern if it has 50 or more shareholders.


     (d) Except where necessary to protect an investment, the Registrant does not invest in companies for the purpose of exercising control of management and does not intend to do so in the future. SBA regulations prohibit SBICs from controlling a Small Business Concern except where necessary to protect an investment.

     (e) The Registrant does not invest in securities of other investment companies and does not intend to do so in the future.


     (f) The Registrant intends to hold its portfolio debt securities for a minimum of five years as required by SBA regulations or until maturity. It anticipates retaining its equity investments from five to seven years.


ITEM 4. OWNERSHIP OF VOTING AND CONVERTIBLE SECURITIES OF PORTFOLIO COMPANIES.


     As of November 30, 1997, the Registrant owned the following securities of a portfolio company that are convertible into voting securities. On the conversion of all such securities, the Registrant would own the following percentage of the voting securities of this portfolio company:



                                                                               TITLE OF                         PERCENTAGE OF
                                                                           SECURITIES OWNED,   PERCENTAGE OF       VOTING
                                                                             CONTROLLED OR        VOTING         SECURITIES
                                                       NATURE OF ITS          HELD BY THE       SECURITIES       OWNED UPON
           NAME AND ADDRESS OF COMPANY               PRINCIPAL BUSINESS       REGISTRANT         NOW OWNED       CONVERSION
-------------------------------------------------   --------------------   -----------------   -------------    -------------
Mid-Atlantic Small Business Finance, Inc.           Originator of SBA-     500 shares of              0               49
300 East Main Street,                               guaranteed loans to    convertible
Suite 1380                                          small businesses       preferred stock
Norfolk, VA 23510
Avery Communications, Inc.                          Long distance          Note convertible         2.9              6.2
190 South LaSalle                                   telephone rebilling    into 280,000
Suite 1410                                          services               shares of common
Chicago, IL 60603                                                          stock



ITEM 5. SPECIAL TAX PROVISIONS APPLICABLE TO REGISTRANT.



     Reference is made to the information contained in the Prospectus under the caption "SPECIAL TAX PROVISIONS APPLICABLE TO THE COMPANY."



ITEM 6. PENDING LEGAL PROCEEDINGS.



     The Registrant has no pending legal proceedings.



ITEM 7. SUMMARY OF EARNINGS.



     Reference is made to the information contained in the Prospectus under the caption "SUMMARY FINANCIAL INFORMATION."



ITEM 8. PERSONS IN CONTROL RELATIONSHIP WITH REGISTRANT.



     The Registrant has no persons in a control relationship.

ITEM 9. PERSONS OWNING EQUITY SECURITIES OF REGISTRANT.



     Reference is made to the information contained in the Prospectus under the caption "PRINCIPAL SHAREHOLDERS."


ITEM 10. NUMBER OF HOLDERS OF EQUITY SECURITIES.

                                                                     NUMBER OF
                                  TITLE OF CLASS                      HOLDERS
                --------------------------------------------------   ---------
                Common Stock......................................       87


ITEM 11. DIRECTORS AND EXECUTIVE OFFICERS.



     Reference is made to the information contained in the Prospectus under the caption "MANAGEMENT."



ITEM 12. MEMBERS OF ADVISORY BOARD OF REGISTRANT.



     The Registrant has no advisory board.



ITEM 13. REMUNERATION OF DIRECTORS, OFFICERS AND MEMBERS OF ADVISORY BOARD.



     Reference is made to the information contained in the Prospectus under the caption "MANAGEMENT -- Remuneration."


ITEM 14. INDEMNIFICATION AND ELIMINATION OF LIABILITY.

     The Registrant's Articles of Incorporation and Bylaws contain provisions that govern indemnification of its directors, investment advisors/managers and shareholders, officers, agents, employees and affiliates. These provisions enable the Registrant to indemnify these individuals to the fullest extent permitted by Virginia law. By law, Virginia corporations may indemnify any person who was or is a party to any proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in any such capacity of another corporation or other entity against liability incurred in connection with such proceeding, including any appeal thereof, if the individual acted in good faith and believed (i) in the case of conduct in the individual's official capacity with the Registrant, that the individual's conduct was in the best interests of the Registrant or (ii) in all other cases, that the individual's conduct was at least not opposed to the best interests of the Registrant. In addition, in the case of any criminal proceeding, the individual must not have had reasonable cause to believe his conduct was unlawful. Virginia law requires the Registrant to indemnify its directors and officers (and allows the Registrant to indemnify employees or agents) who entirely prevail in the defense of any proceeding to which they were a party because they are or were directors or officers (or employees or agents) of the Registrant. The indemnification authorized under Virginia law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles or Bylaws. The Articles also provide for the advancement of expenses incurred by the directors, officers, agents and employees described above in connection with the defense of any action, suit or proceeding to which such a person is or was a party because such a person is or was a director, officer, agent or employee of the Registrant, on the receipt of an undertaking to repay such amount, if it is ultimately determined that such person is not entitled to indemnification. Virginia law permits the Registrant to purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the person's status, as an officer or director. This insurance protection is available under Virginia law whether or not the Registrant would have the power to indemnify the director or officer against such liability under Virginia law. The Registrant has purchased such insurance for the benefit of its officers and directors.

     Virginia law prohibits the Registrant from indemnifying directors and officers in connection with a proceeding by or in the right of the Registrant in which the director or officer was adjudged liable to the Registrant, although the court in which such action was brought may order indemnification of the director or officer to the extent of his reasonable expenses if it determines that the director or officer is entitled to such indemnification. Virginia law also prohibits the Registrant from indemnifying directors or officers in connection with any other proceeding charging improper personal benefit to the director or officer (whether or not involving action in his official capacity) in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by him. In addition, under the Bylaws, the Registrant is prohibited from indemnifying directors and officers from liability arising from their willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties and obligations to the Registrant.


     Under Virginia law and the Articles and the Bylaws, directors and officers are not personally liable for monetary damages to the Registrant or any other person for acts or omissions in their capacity as a director or officer, except in certain limited circumstances such as certain violations of criminal law and transactions in which the director or officer derived an improper personal benefit. As a result, shareholders may be unable to recover monetary damages against directors and officers for actions taken by directors or officers that constitute negligence or gross negligence or that violate their fiduciary duties. Injunctive or other equitable relief may be available.


ITEM 15. CUSTODIANS OF PORTFOLIO SECURITIES.



     Reference is made to the information contained in the Prospectus under the caption "CUSTODIAN, TRANSFER AGENT AND REGISTRAR."



ITEM 16. INVESTMENT ADVISERS.



     Reference is made to the information contained in the Prospectus under the caption "BUSINESS."



ITEM 17. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISERS AND THEIR MANAGEMENTS.



     The Registrant has no investment advisers.



ITEM 18. INTEREST OF AFFILIATED PERSONS IN CERTAIN TRANSACTIONS.



     J. Alan Lindauer was elected President and Chief Executive Officer of the Registrant in March 1994. His annual compensation of $52,000 (and $78,000 after July 1, 1997 through November 30, 1997) was paid to J.A.L. Management, Inc., a corporation of which he is the sole shareholder. See "MANAGEMENT -- Renumeration."



ITEM 19. CAPITAL STOCK.



     Reference is made to the information contained in the Prospectus under the caption "DESCRIPTION OF CAPITAL STOCK."



ITEM 20. LONG-TERM DEBT.



     The Registrant has no long-term debt.



ITEM 21. OTHER SECURITIES.



     The Registrant has no authorized securities other than those described in
Item 19 and Item 20.



ITEM 22. FINANCIAL STATEMENTS.



     Reference is made to the information contained in the Prospectus under the caption "FINANCIAL STATEMENTS."

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 12, 1997


                                 800,000 SHARES

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

                                  COMMON STOCK


     Eastern Virginia Small Business Investment Corporation, a Virginia corporation (the "Company"), is offering 800,000 shares (the "Shares") of its common stock, par value $1.00 (the "Common Stock"). It is estimated that the initial offering price will be between $11.00 and $13.00 per share. See "Underwriting." The Company is a closed-end investment company licensed by the Small Business Administration as a small business investment corporation. The Company invests in equity and debt securities of small businesses. Its initial equity investments have generally been in the form of preferred stock bearing current-pay dividends between 9% and 14% annually. The Company also provides long-term loans at similar rates. Its equity and debt financings are generally coupled with warrants to acquire common stock. The Company seeks to achieve high levels of current income from preferred stock dividends and interest on loans, as well as long-term growth in the value of its net assets through appreciation of its common stock interests in portfolio companies. No assurance can be given that the Company will achieve these objectives.



     Before this Offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company intends to apply to list the Common Stock on the Nasdaq SmallCap Market.



     AN INVESTMENT IN THE COMMON STOCK INVOLVE A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER "RISK FACTORS" BEGINNING ON PAGE 6 IN CONNECTION WITH THEIR INVESTMENT DECISION CONCERNING THE PURCHASE OF COMMON STOCK IN THIS OFFERING.

                             ---------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=================================================================================================

                                                           UNDERWRITING           PROCEEDS
                                          PRICE            DISCOUNTS AND             TO
                                        TO PUBLIC         COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=================================================================================================



(1) Excludes the issuance of a warrant to the Underwriter to purchase up to 4% of the outstanding Common Stock after giving effect to this Offering (and the over-allotment option, if exercised) at a per share price equal to 115% of the Price to the Public, exercisable for a period of four years commencing one year after the date of this Prospectus. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."



(2) Before deducting expenses and other fees payable by the Company estimated at $400,000.



(3) The Company has granted the Underwriter a 30-day option to purchase up to 120,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $    , $    and $    ,
    respectively. See "Underwriting."



     The Shares of Common Stock are being offered by the Underwriter subject to prior sale, as, when and if delivered to and accepted by it, and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify this Offering without notice and to reject orders in whole or in part. It is expected that delivery of the certificates for the Shares will be made
against payment therefor on or about        at the offices of Scott &
Stringfellow, Inc., Richmond, Virginia.

                             ---------------------

                           SCOTT & STRINGFELLOW, INC.
                  THE DATE OF THIS PROSPECTUS IS        , 1997

                                 [COMPANY LOGO]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus reflects (i) an amendment to the Company's Articles of Incorporation authorizing an increase in the number of authorized shares of Common Stock from 1.5 million shares to 10 million shares, (ii) no exercise of the Underwriter's over-allotment option and (iii) no exercise of the warrant granted the Underwriter to purchase 4% of the outstanding Common Stock after giving effect to this Offering (and the over-allotment option, if exercised).



                                  THE COMPANY



     Eastern Virginia Small Business Investment Corporation (the "Company") is a closed-end investment company licensed by the Small Business Administration (the "SBA") as a small business investment corporation (an "SBIC") under the Small Business Investment Act of 1958 (the "SBA Act"). The Company invests in equity and debt securities of small businesses to finance their growth, expansion and modernization. Its initial equity investments have generally been in the form of preferred stock bearing current-pay dividends between 9% and 14% annually. The weighted average dividend on its preferred stock investments is currently 11.84%. The Company also provides long-term loans at similar rates. Its three loans have been made at annual interest rates of 10%, 10% and 12%. To date, the Company has made most of its investments in preferred stock because, as an SBIC, its dividend income is non-taxable. Its equity and debt financings are generally coupled with warrants to acquire common stock, representing a minority interest of the portfolio company, at nominal exercise prices. The Company seeks to achieve high levels of current income from preferred stock dividends and interest on loans, as well as long-term growth in the value of its net assets through the appreciation of its common stock positions in portfolio companies.



     The Company began formal operations in July 1996 after receiving its SBA license and closing its initial private placement of Common Stock. The Company made its first portfolio investment in October 1996 and, at November 30, 1997, had approximately $2.3 million in investments in six portfolio companies. Its portfolio companies include a manufacturer of voting machines, a manufacturer of specialized safes, a provider of data processing services to credit unions, a provider of management and billing services to the telecommunications industry, an SBA loan originator and a food processor and distributor.



     The Company targets portfolio companies that meet certain investment criteria including financial history, potential for significant growth, product, market size and experienced management teams with significant ownership. The Company believes that the market for financing small businesses, either through equity or debt, is underserved by traditional sources of capital and that many of its potential competitors are burdened with overhead, administrative and regulatory structures that hinder them from competing more effectively in this market.



     The Company expects to make future investments ranging from $500,000 to $1,000,000 in equity and debt securities of small businesses, although under special circumstances, its investments may be less than or exceed this range. The Company believes that investments of this size will be appropriate given the size of its Private Capital base after giving effect to the net proceeds of this Offering and that non-traditional lenders and investors often focus on larger investments and reject attractive companies with funding needs in this range.



     To expand its investment opportunities, the Company is also investigating the possibility of restructuring its operations to enable it to pursue investment opportunities not available to SBICs because of regulatory constraints, as well as seeking to acquire complementary closed-end investment funds interested in consolidation.



     The Company has raised its Private Capital (defined as eligible capital paid for capital stock and additional paid-in capital) by investments of individuals, businesses, financial institutions and governmental entities located primarily in Eastern Virginia. Its Private Capital includes approximately $2 million in recourse promissory notes of certain "accredited" investors representing the balance of the unpaid purchase price of Common Stock, payable on or before December 31, 1999.

     To fund its equity investments and debt financings, the Company has used only the cash portion of its Private Capital. As an SBIC, the Company is entitled to borrow funds from the SBA for up to 10 years at relatively low interest rates, currently 65 basis points over 10 year U.S. Treasury Notes by issuing current-pay debentures ("SBA Debentures"). On completion of this Offering, the Company will meet requirements of the SBA permitting it to apply to borrow approximately $36 million.



     Incorporated in Virginia on July 13, 1993, the Company is registered under the Investment Company Act of 1940 (the "Investment Act"). Its office is located at 300 East Main Street, Suite 1380, Norfolk, Virginia 23510, and its telephone number is (757) 626-1111.


                                  THE OFFERING


Common Stock Offered....................................   800,000 shares.
Common Stock to be Outstanding after this Offering......   1,368,900 shares.
Use of Proceeds.........................................   To increase Private Capital
                                                           available for investments in equity
                                                           and debt securities of small
                                                           businesses, to open a second office
                                                           in Richmond, Virginia and to fund
                                                           potential acquisitions of
                                                           complementary investment funds. See
                                                           "Use of Proceeds."
Risk Factors............................................   See "Risk Factors."
Proposed NASDAQ Trading Symbol..........................   The Company intends to apply to
                                                           list the Common Stock on the Nasdaq
                                                           SmallCap Market.

                         SUMMARY FINANCIAL INFORMATION


    The following table contains certain financial and operating data and is qualified by the more detailed Financial Statements and Notes included elsewhere in this Prospectus. The Balance Sheet Data as of June 30, 1997 and the Statement of Operations Data for the years ended June 30, 1996 and 1997 were derived from the Company's Financial Statements and Notes that have been audited by Hoffman, Morrison & Fitzgerald, P.C., independent certified public accountants, and are included elsewhere in this Prospectus. The Balance Sheet Data for the three months ended September 30, 1997 and the Statement of Operations Data for the three months ended September 30, 1996 and 1997 have been derived from the unaudited financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the selected data shown. The three months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year ending June 30, 1998. The Statement of Operations Data has been derived from the unaudited internal records of the Company. The financial data shown below should be read in conjunction with the Financial Statements and Notes.



                             INCEPTION                                                             THREE MONTHS ENDED
                           JULY 13, 1993                  YEAR ENDED JUNE 30,                         SEPTEMBER 30,
                            TO JUNE 30,     -----------------------------------------------   -----------------------------
                               1994             1995             1996             1997            1996            1997
                           -------------    -------------    -------------    -------------   -------------   -------------
STATEMENT OF OPERATIONS
  DATA:
  Operating income:
    Interest income on
      U.S. government
      securities.........     $   121         $     8,834       $   42,262      $   166,573      $   52,054     $    24,043
    Dividend income......          --                  --               --               --              --          22,863
    Interest on loans....          --                  --               --            9,430              --           1,301
    Other income.........          --                  --           17,255           37,450           2,400           5,350
                              -------          ----------       ----------       ----------        --------      ----------
      Total operating
         income..........         121               8,834           59,517          213,453          54,454          53,557
  Total operating
    expenses.............       2,025              34,000           59,777          205,376          43,473          63,364
                              -------          ----------       ----------       ----------        --------      ----------
  Net operating income
    (loss) before net
    change in unrealized
    appreciation on
    investments and
    provision for income
    taxes................      (1,904)            (25,166)            (260)           8,077          10,981          (9,807)
  Provision (benefit) for
    income taxes.........          25               1,855           (7,346)         (11,780)          1,008          (8,612)
                              -------          ----------       ----------       ----------        --------      ----------
  Net operating income...      (1,929)            (27,021)           7,086           19,857           9,973          (1,195)
  Change in unrealized
    appreciation in
    investments, net of
    provision (benefit)
    for income taxes.....          --                  --               --          238,094              --        (119,839)
                              -------          ----------       ----------       ----------        --------      ----------
  Net income.............     $(1,929)        $   (27,021)      $    7,086      $   257,951      $    9,973     $  (121,034)
                              =======          ==========       ==========       ==========        ========      ==========
  Net income (loss) per
    share................     $(35.72)        $   (409.41)      $      .96(1)   $       .46(1)    $      .02(1)   $    (.21)(1)
  Net operating income
    (loss) per share.....     $(35.72)        $   (409.41)      $      .96(1)   $       .04(1)    $      .02(1)   $     .00(1)
  Weighted average number
    of shares
    outstanding..........          54                  66            7,386          562,117         554,857         568,900



                                                                              AT SEPTEMBER 30, 1997
                                                                           ---------------------------
                                                                             ACTUAL     AS ADJUSTED(2)
                                                                           ----------   --------------
BALANCE SHEET DATA:
  U.S. government securities.............................................  $1,500,000     $  1,500,000
  Net unrealized appreciation on investments.............................  $  118,255     $    118,255
  Total stockholders' equity.............................................  $3,719,053(3)  $ 12,247,053(3)(4)


------------


(1) Net operating income per share and net income per share are based on the weighted average number of shares outstanding for the indicated period.



(2) As adjusted to reflect the receipt and application of the net proceeds from the sale of the 800,000 Shares at an estimated price of $12.00 per share.



(3) Between May 1994 and February 1997, the Company sold 568,300 shares of Common Stock in a series of transactions in a private placement. As permitted by the offering documents, the Company allowed accredited investors, as defined in Regulation D of the Securities Act ("Regulation D"), to pay 50% of the subscription price of the Common Stock in cash and to finance the unpaid purchase price by a non-interest bearing recourse promissory note, payable on demand, secured by the shares of Common Stock purchased. "Total stockholders' equity" does not reflect $2,006,000 in such promissory notes receivable from shareholders. The Company has notified the accredited investors that all such notes are due and payable on or before December 31, 1999. See Note C to Financial Statements.



(4) Reflects deductions for the Underwriter's discounts and commissions of 7%, the Underwriter's accountable expense allowance of $100,000 and $300,000 in other estimated costs of this Offering.

                                  RISK FACTORS


     Prospective investors should consider carefully the specific factors set forth below as well as the other information included in this Prospectus before deciding to invest in the Shares of Common Stock. All statements and information in this Prospectus, other than statements of historical fact, are forward-looking statements based on a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. These forward-looking statements may be identified by the use of words like "believe," "expect," "intend" and "anticipate" and concern, among other things, the Company's ability to identify profitable investments in small businesses, value its portfolio accurately and realize value from its investments in the securities of small businesses. Many phases of the Company's operations are subject to influences outside its control. Any one or any combination of factors could have a material adverse effect on the Company's business, financial condition and results of operations. These factors include competitive pressures, local, regional and national economic conditions, governmental regulation and policies and other conditions affecting capital markets. The following factors should be carefully considered, together with other information in this Prospectus.



  Investments in Small, Privately Owned Companies.



     The Company's portfolio consists of equity and debt securities issued by small, privately owned businesses that, under SBA regulations, must have a tangible net worth of less than $18 million and average net income after federal income tax for the preceding two years of $6 million or less (computed without benefit of any carryover loss). See "Regulation." The Company's direct equity investments in these small businesses have primarily been in the form of preferred stock, coupled with warrants to acquire shares of common stock. There is generally no publicly available information about such companies, so the Company must rely on the diligence of its employees and agents to obtain information in connection with the Company's investment decisions. Typically, small businesses depend for their success on the management talents and efforts of one person or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the Company's business, financial condition and results of operations. Moreover, small businesses frequently have smaller product lines and market shares than their competitors, may be more vulnerable to economic downturns and often need substantial additional capital to expand or compete. Such companies may also experience substantial variations in operating results. Investment in small businesses therefore involves a high degree of business and financial risk, can result in substantial losses and should be considered highly speculative. See "Investment Policies."



  Payment Defaults.



     Generally, the Company makes current-pay, dividend-bearing preferred stock investments in, and nonamortizing, five-year term loans with fixed or variable rates of interest to, small businesses that have limited financial resources and are able to obtain only limited financing from traditional sources. Its loans may or may not be secured by the assets of the borrower. A portfolio company's ability to pay preferred stock dividends or to repay its loan may be adversely affected by numerous factors, including the failure to meet its business plan, the death, disability or resignation of senior management, a downturn in its industry or negative economic conditions. A deterioration in a portfolio company's financial condition and prospects usually will be accompanied by a deterioration in the value of its preferred stock or any collateral for a loan. As a holder of preferred stock, the Company is always subordinate to any indebtedness of the portfolio company and, when the Company is not the senior lender, any collateral for a loan will be subordinate to another lender's security interest.



  Limited Operating History.



     The Company obtained its license from the SBA in May 1996 and made its first portfolio investment in October 1996. Accordingly, its operating history is extremely limited. Since that time, it has made only three loans and six equity investments. Two of these loans were repaid by the borrowers. The Company continues to hold its equity positions, and anticipates holding them for an extended period of time. See "Investment Policies." The Company has no history of realizable profits in its investments, although it has recorded unrealized appreciation on certain of its equity investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Determination of Net Asset Value." The Company has not operated in recessionary economic periods when the operating results of small business companies like those in the Company's portfolio often are adversely affected.



  Fluctuations in Quarterly Operating Results.



     The Company has experienced, and expects to continue experiencing, quarterly variations in revenues and operating income as a result of many factors. Accordingly, it is possible that the Company's results of operations, including quarter to quarter results, will be below the expectations of public market analysts and investors. In addition, the Company plans its operating expenditures based on revenue forecasts, and a revenue shortfall below its forecasts in any quarter would likely adversely affect the Company's business, financial condition and results of operations for the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



  Broad Management Discretion in Use of Proceeds.



     The net proceeds of the Offering will be used for investments in equity and debt securities of small businesses, to open a second office in Richmond, Virginia and to fund possible acquisitions of complementary investment funds. Its future investments in portfolio companies are unspecified. Moreover, no possible acquisitions of complementary investment funds have been identified or investigated and there can be no assurance the Company will consummate any acquisition. As a result, the uncertainty and risk of an investment in the Common Stock is increased because investors will not be able to evaluate for themselves the economic merits of such future investments or acquisitions. Consequently, there can be no assurance when or how the net proceeds from the Offering will be used, and management will have broad discretion over the allocation of the net proceeds from this Offering. If the Company is unable to invest proceeds from this Offering in a timely manner in new transactions and significantly expand its current business, returns from merely holding such proceeds will be substantially less than could be realized if the proceeds were successfully invested in small businesses. There can be no assurance that the proceeds can or will be invested to yield a return to the limited extent that the Company has historically experienced or any significant return at all. See "Use of Proceeds."



  Valuation of Portfolio.



     Typically no public market exists for the equity or debt securities of small, privately owned companies. As a result, in the absence of readily ascertainable market values, the valuation of securities in the Company's portfolio is made by the good faith determination of the Company's Executive Committee in accordance with the valuation policy of the SBA. The estimated values may differ significantly from the values that would have been established had a ready market for the securities existed, and the differences could be material. Unlike commercial lending institutions, the Company does not establish reserves for investment losses, but revalues its portfolio on a quarterly basis to reflect the Company's estimate of the current fair value of the investment portfolio. At September 30, 1997, the Company's Executive Committee estimated that there was no unrealized depreciation in its investment portfolio. There can be no assurance that this estimate is accurate and that the Company will not ultimately suffer losses on its investments. See "Determination of Net Asset Value."



  Illiquidity of Portfolio Investments.



     Most of the Company's investments are, and will continue to be, securities acquired directly from small, privately owned companies. The Company's portfolio securities are, and will continue to be, subject to restrictions on resale or otherwise have no established trading market. The illiquidity of most of the Company's portfolio securities may adversely affect its ability to dispose of such securities in a timely manner and at a fair price at when necessary or advantageous.

  Limited Public Market; Volatility of Stock Price.



     Before this Offering, there has been no public market for the Common Stock. The Company intends to apply for authorization for quotation on the Nasdaq SmallCap Market. If authorization requirements are met, continued inclusion requires that the Company satisfy a minimum tangible net worth or net income standard and that the Common Stock satisfy minimum standards of public float, bid price and market makers. There can be no assurance, however, that an active public market will develop or be sustained after this Offering.



     The Company Stock is likely to be thinly traded with a significant differential between the bid and ask price, and a highly volatile trading price which is subject to wide fluctuations in response to factors, many of which are beyond the Company's control. These may include fluctuations in the operating results of its portfolio companies, sales of the Common Stock in the marketplace, shortfalls in revenues, earnings or other operating results of the Company, general financial conditions and other factors. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations that are material, adverse and unrelated to the Company's performance.



     In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors and period-to-period fluctuations in financial results of the Company may have a significant impact on the market price of the Common Stock. Fluctuations or decreases in its trading price may adversely affect the liquidity of the trading market for the Common Stock.


  Reliance on Management.


     Management is a key factor in the successful development and operation of an SBIC. The Company depends for the selection, structuring, closing and monitoring of its loans and investments on the diligence and skill of management and members of the Executive Committee, particularly of J. Alan Lindauer, the loss of whose services could have a material adverse effect on the operations of the Company. Mr. Lindauer serves as President and Chief Executive Officer, and as a Director and Chairman of the Executive Committee of the Company. Until recently, he was the Company's only full-time executive officer. Although Mr. Lindauer is a Certified Management Consultant and has experience in business evaluation and small business investing, until his election as President of the Company in March 1994, he had never served as an executive officer of an SBIC. See "Management." The Company does not maintain key man life insurance on Mr. Lindauer.



  Determination of Public Offering Price.



     The public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Underwriter. Among the factors to be considered in making this determination will be an assessment of the Company's results of operations, an evaluation of its management, future prospects of the Company and its industry in general, the relative price to earnings and book value ratios of securities of publicly-traded companies believed comparable to the Company, the prevailing conditions in the securities market and the current state of the economy in the United States. See "Underwriting." There can be no assurance that, after this Offering, investors will be able to sell Common Stock at or above the initial public offering price.



  Expansion.



     The Company intends to expand substantially its small business investment activities, both in size (with the proceeds of this Offering and, when necessary and if permitted by the SBA, with SBA Leverage), and geographic scope (by establishing a second office in Richmond, Virginia). In addition, it may acquire one or more complementary investment funds. No assurance can be given that, if the Company accomplishes these objectives, it will be able to develop sufficient administrative personnel, management and operating systems to manage its expansion effectively.

  Competition.



     A large number of institutions and individuals compete to make the types of investments made by the Company. There can be no assurance that the Company will be able to identify and make investments that satisfy its investment objectives or that it will be able to invest fully its available capital. The Company competes with other SBICs, other non-bank financial companies and, to a limited extent, commercial banks and venture capital investors and venture capital investment firms. Most of its competitors have greater resources and significantly more operating history.



  Potential Impact of Congressional Reform of the SBA.



     Since the election of the 104th Congress in November 1994, some members of Congress have called for reform or elimination of various federally-funded programs including the SBA. The Company is not aware of any pending legislation to eliminate the SBA or restrict or terminate the specific program of the SBA in which the Company participates. Any significant restrictions of funds available to the Company under the SBA program may adversely affect the Company's plans for future operations and growth.



  Leverage.



     Although it may do so in the future, the Company has not yet issued any SBA Debentures. When it does so, its operations will involve fixed costs associated with such leverage. SBA Debentures require that interest be paid on a current basis and the income from the Company's investments may not be sufficient to make the required payments. Leverage increases the risk of loss because increased operating revenues are needed to make required payments of principal and interest on loans. As such, losses on a small percentage of the Company's investments and loans can result in a much larger percentage reduction in shareholders' equity. See "Business -- SBA Leverage."


  Shares Eligible For Future Sale.


     All of the 568,900 shares of Common Stock currently outstanding were offered and sold by the Company in private transactions in reliance on exemptions from registration under the Securities Act of 1933 (the "Securities Act"). Accordingly, all of such shares are "restricted securities," as defined by Rule 144 ("Rule 144") under the Securities Act and cannot be resold without registration, except in reliance on Rule 144 or another applicable exemption from registration. Shares of Common Stock have been eligible for resale under Rule 144, depending on their date of issue, since February 1995 (assuming the other requirements of Rule 144 are met). Substantially all of the Company's outstanding shares of Common Stock, however, are subject to a "lock-up" agreement with the Underwriter prohibiting their sale for a period of one year from the date of this Prospectus.


     No prediction can be made as to the effect, if any, that future sales of restricted shares of Common Stock, or the availability of such Common Stock for sale, will have on the market price of the Shares prevailing from time to time. Sales of substantial amounts of formerly restricted Common Stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock.

     In addition, in the future the Company may issue additional shares of Common Stock. No prediction can be made as to the effect, if any, that future issuances of Common Stock may have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such Common Stock, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock. See "Shares Available for Future Sale."


  Dividends.



     The Company has not declared or paid any cash dividends in the past and does not expect to pay cash dividends in the foreseeable future. The Company currently intends to retain its future earnings, if any, to finance the development and expansion of its business. Any future dividend policy will be determined by the

Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements. See "Dividend Policy."



  Possible Issuance of Preferred Shares; Anti-Takeover Provisions.



     The Company's Articles of Incorporation authorize the Board of Directors to issue, without shareholder approval, 25,000 shares of preferred stock with voting, conversion and other rights and preferences that could materially and adversely affect the voting power or other rights of the holders of Common Stock. The Company presently has no plans or commitments to issue any shares of preferred stock. The issuance of preferred stock or of rights to purchase preferred stock, as well as certain provisions of the Company's Articles of Incorporation and Virginia law, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, make it less likely that shareholders receive a premium for their shares as a result of any such attempt and adversely affect the market price, and voting and other rights of the holders of Common Stock. See "Description of Capital Stock."


                                USE OF PROCEEDS


     Based on an assumed public offering price of $12.00 per share, the Company will receive approximately $8.5 million, after the Underwriter's discounts and commissions and estimated expenses of this Offering. The net proceeds will be used to increase the Company's Private Capital available for investments in equity and debt securities of small businesses, to open a second office in Richmond, Virginia and to fund possible acquisitions of complementary investment funds. Until put to these uses, the Company intends to invest the balance of such net proceeds in short-term U.S. government securities. See "Risk
Factors -- Broad Management Discretion in Use of Proceeds."


                                DIVIDEND POLICY

     After this Offering, the Company anticipates that all of its earnings will be retained for development and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends is subject to the discretion of the Board of Directors and will depend on the Company's results of operations, financial position, capital requirements, general business conditions, restrictions imposed by any financing arrangements, legal and regulatory restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following sets forth the equity capitalization of the Company at September 30, 1997, and, as adjusted, to give effect to the sale by the Company of the 800,000 Shares of Common Stock (based on an assumed public offering price of $12.00 per share) and the application of the estimated net proceeds of such sale.


     This table should be read in conjunction with the Financial Statements and Notes included elsewhere in this Prospectus.


                                                             AT SEPTEMBER 30, 1997
                                                       ---------------------------------
                                                       OUTSTANDING           AS ADJUSTED
                                                       -----------           -----------
    Stockholders' equity:
    Preferred Stock, par value $1 per share,
      25,000 shares authorized; no shares issued
      or outstanding or as adjusted...............     $        --           $        --
    Common Stock, par value $1 per share;
      10,000,000 shares authorized, 568,900 shares
      issued and outstanding; 1,368,900 shares as
      adjusted....................................         568,900             1,368,900
    Additional paid-in capital....................       5,041,100(1)         12,769,100(1)(2)
    Net unrealized appreciation on investments....         118,255               118,255
    Undistributed accumulated earnings
      (deficit)...................................          (3,202)               (3,202)
    Stockholders' notes receivable................      (2,006,000)           (2,006,000)
                                                       -----------           -----------
         Total stockholders' equity...............       3,719,053(1)         12,247,053(1)(2)
                                                       -----------           -----------
              Total capitalization................     $ 3,719,053(1)        $12,247,053(1)(2)
                                                        ==========            ==========


---------------


(1) Between May 1994 and February 1997, the Company sold 568,900 shares of Common Stock in a series of transactions in a private placement. As permitted by the offering documents, the Company allowed accredited investors (as defined in Regulation D) to pay 50% of the subscription price of the Common Stock in cash and to finance the unpaid purchase price by a non-interest bearing recourse promissory note, payable on demand, secured by the shares of Common Stock purchased. "Total stockholders' equity" and "Total capitalization" do not reflect $2,006,000 in such promissory notes receivable from stockholders. The Company has notified the accredited investors that all such notes are due and payable on or before December 31, 1999. See Note C to Financial Statements.



(2) Reflects deductions for the Underwriter's discounts and commissions of 7%, the Underwriter's accountable expense allowance of $100,000 and $300,000 in other estimated costs of this Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The following analysis of the financial condition and results of operations of the Company should be read together with the Company's Financial Statements and the Notes and the other financial data included elsewhere in this Prospectus. The Company's results of operations for the period from inception to June 30, 1996 are not comparable to those for the year ended June 30, 1997 because the Company did not begin its investing operations until October 1996. Because of the very limited operating results and history of the Company, there can be no assurances that the Company's historical financial performance is indicative of its future results of operations.



OVERVIEW



     The Company invests in the equity and debt securities of small businesses. Its initial equity investments have been in the form of preferred stock carrying current-pay dividends between 9% and 14% annually. The weighted average dividend on its preferred stock investments is currently 11.84%. Dividend income for an SBIC is non-taxable. Its loans have been made at annual interest rates of 10%, 10% and 12%. Its investments and loans are generally coupled with warrants to purchase a minority interest in the portfolio company, at nominal exercise prices. The Company derives most of its operating income from dividends paid on preferred stock and interest earned on loans and on its U.S. government securities. The balance of the Company's operating income is derived from application fees and processing fees received on the origination of investments.



     The Company has not yet sold any securities of its portfolio companies. Accordingly, its financial statements do not reflect any realized gains or losses on these investments. It has, however, recognized unrealized appreciation on certain investments. Unrealized appreciation or depreciation of investments results when the Company adjusts the value of its investments, on a quarterly basis, to reflect management's estimate of current fair value as determined by the Executive Committee in accordance with SBA valuation policies. Any change in the fair value of loans and equity investments is reflected in unrealized appreciation or depreciation of investments but has no impact on net operating income. The Financial Statements present unrealized appreciation or depreciation on investments after deduction for applicable federal and state income taxes. Both the Company's net worth and its operating results are, and will continue to be, significantly impacted by unrealized appreciation or depreciation of its investments.



RESULTS OF OPERATIONS



  Years Ended June 30, 1996 and 1997



     Operating Income. For the year ended June 30, 1997, operating income was $213,453. The Company derived $166,573 or 78% from interest received on the cash portion of its Private Capital which it had invested in U.S. government securities. The remainder of operating income was derived from application and processing fees ($37,450 or 17.5%) and interest income on two loans to portfolio companies ($9,430 or 4.5%). For the year ended June 30, 1996, operating income was $59,517, of which $42,262 (71%) was from interest in U.S. government securities and the remaining $17,255 from application and processing fees (28%).



     Operating Expenses. Operating expenses for the year ended June 30, 1997 were $205,346 reflecting increased investment activities of the Company (which began in October 1996) and accompanying increased payroll, legal and accounting costs. Net operating income before net change in unrealized appreciation on investments and provision (benefit) for income taxes was $8,077. After a tax benefit of $11,780 reflecting early recognition of organizational expenses for tax purposes, net operating income for the year was $19,857. In the year ended June 30, 1996, operating expenses were $59,777, resulting in a net operating loss of $260 before net change in unrealized appreciation on investments and provision (benefit) for income taxes. After a tax benefit of $7,346 reflecting early recognition of organizational expenses for tax purposes, net operating income was $7,086.

     Unrealized Appreciation on Investments. The Company had no unrealized appreciation at June 30, 1996 because it had made no investments. The Company had $238,094, net of taxes, of unrealized appreciation on investments for the year ended June 30, 1997. See "Unrealized Appreciation on Investments at June 30, 1997 and September 30, 1997."



  Three Months Ended September 30, 1996 and 1997



     Operating Income. In the first quarter of fiscal year 1998, the Company began to receive dividend income from the preferred stock investments it began making in November 1996. In the three-month period ended September 30, 1997, operating income was $53,557. The Company derived $24,043 or 44.8% from interest received on U.S. government securities (reflecting a decrease in cash Private Capital invested in U.S. government securities and an increase in cash investments in preferred stock of portfolio companies). Dividend income of $22,863 represented 42.7% of operating income for the period and other income only $6,651 or 12.5%. For the same period in 1996, operating income was $54,454, almost all of which was interest earned on Private Capital invested in U.S. government securities.



     Operating Expenses. Operating expenses for the period in 1997 were $63,364 (compared to $43,473 in 1996) resulting in a net operating loss, before income taxes, of $9,807. With a tax benefit of $8,612, net operating loss was $1,195 compared to a net operating income in 1996 of $9,973. This operating loss was attributable to the Company's transition from operating income based primarily on interest from U.S. government securities yielding relatively low interest income, paid monthly or more frequently, to operating income derived from higher-coupon dividends, payable quarterly, semi-annually or annually, and to increased personnel, legal and accounting fees resulting from investment activities.



  Unrealized Appreciation of Investments at June 30, 1997 and September 30,
1997.



     Unrealized appreciation, net of income taxes on June 30, 1997, was $238,094, comprised primarily of a $174,410 increase in the valuation of its preferred stock in the financial services industry back office and software support portfolio company and a $208,891 increase in the valuation of the 301,000 common stock warrants of the portfolio company engaged in long-distance telephone rebilling services.



     In establishing these valuations, management considered several factors. These included an increase in the maximum redemption price of preferred stock reflecting increased adjusted earnings in the case of one portfolio company and the excess of market price over the exercise price of its warrants, as well as operating results, in the case of the other. The remaining $9,425 represented small increases in the valuation of other portfolio companies. The gross unrealized appreciation of $392,726 was then reduced by provision for federal and state income taxes of $154,632 payable if these securities were sold at their estimated value, leaving net unrealized appreciation of $238,094.



     At September 30, 1997, the average per share trading price of common stock of the rebilling services portfolio company had declined. Accordingly, the Executive Committee eliminated the previously recorded unrealized appreciation and carried the investment at cost. Primarily as a result of this devaluation, the total unrealized appreciation, net of taxes, of $238,094 at June 30, 1997 decreased at September 30, 1997 to $118,255 and the Company's operating data for the three-month period ending September 30, 1997 reflects the resulting loss of $119,839.



CAPITAL RESOURCES



     Since inception, the Company has funded its operations and the growth in its investment portfolio primarily through two sources of capital (i) the private placement of equity securities and (ii) cash flows from operating activities. The Company's sources of capital in fiscal years 1994, 1995, 1996 and 1997 and for the three months ended September 30, 1997 were:



                                INCEPTION
                              JULY 13, 1993         YEAR ENDED JUNE 30,          THREE MONTHS
                               TO JUNE 30,    -------------------------------   ENDED SEPT. 30,
                                  1994          1995       1996        1997          1997           TOTAL
                              -------------   --------   ---------   --------   ---------------   ----------
Private placement of equity
  securities................     $ 9,000      $337,800   $3,187,700  $ 69,500      $      --      $3,604,000
Operating activities........      (1,929)      (27,021)      7,086    257,951       (121,034)        115,053
                              -------------   --------   ---------   --------   ---------------   ----------
          Total.............     $ 7,071      $310,779   $3,194,786  $327,451      $(121,034)     $3,719,053
                               =========      ========    ========   ========    ===========       =========



     The Company believes that its cash and cash equivalents at September 30, 1997 of $1,870,319, the net proceeds of this Offering of approximately $8.5 million, and its expected cash flow from operations will be adequate to fund the continuing growth of its investment portfolio through the upcoming fiscal year. In addition, if necessary, to provide the funds to continue its growth strategy, the Company may issue SBA Debentures and could incur, from time to time, short-or long-term bank financing. There can be no assurance that any such additional financing will be available on terms acceptable to the Company.



                                    BUSINESS



     The Company is a closed-end investment company licensed by the SBA as an SBIC under the SBA Act. The Company invests in equity and debt securities of small businesses to finance their growth, expansion and modernization. Its initial equity investments have generally been in the form of preferred stock bearing current-pay dividends between 9% and 14% annually. The weighted average dividend on its preferred stock investments is currently 11.84%. The Company also provides long-term loans. Its three loans have been made at annual interest rates of 10%, 10% and 12%. To date, the Company has made most of its investments a preferred stock because, as an SBIC, its dividend income is non-taxable. Its equity and debt financings are generally coupled with warrants to acquire common stock, representing a minority interest in the portfolio company, at nominal exercise prices. The Company seeks to achieve high levels of current income from preferred stock dividends and interest on loans, as well as long-term growth in the value of its net assets through the appreciation of its common stock positions in portfolio companies.



STRATEGY



     The Company seeks to provide growth capital financing to small businesses. Primarily through their experience in business and with financial institutions, management and members of the Executive Committee have developed a level of expertise in identifying and developing new investment opportunities in this market. The Company targets portfolio companies that meet certain criteria, including financial history, potential for significant growth and experienced management teams with a significant ownership interest. The Company believes the market for small commercial loans is underserved by traditional lending sources. Traditionally, small businesses have relied on commercial banks and the savings and loan industry to provide debt financing to fund growth. In the latter half of the 1980's and the early 1990's, funds from these traditional lending sources diminished as commercial banks consolidated market share and sought to limit both credit exposure and administrative expense associated with monitoring numerous small company loans. Concurrently, the savings and loan industry experienced significant structural and regulatory changes that greatly reduced the funds previously available as debt financing for small, privately owned businesses. The Company also believes that many of its competitors are also burdened with overhead, regulatory and administrative structures that hinder them from competing more effectively in this market. As a result of these fundamental changes, a significant opportunity has developed for nontraditional lenders to provide not only debt financing to, but also equity infusions in, small companies, creating the potential for attractive risk-adjusted returns.



     The Company expects to make future investments ranging from $500,000 to $1,000,000 in equity and debt securities of small businesses, although under special circumstances, its investments may be less than or exceed this range. The Company believes that investments of this size will be appropriate given the size of its Private Capital base after giving effect to the net proceeds of this Offering and that non-traditional lenders and investors often focus on larger investments and reject attractive companies with funding needs in this range.



     To expand its investment opportunities, the Company is also investigating the possibility of restructuring its operations to enable it to pursue investment opportunities not available to SBICs because of regulatory constraints, as well as seeking to acquire complementary close-end investment funds interested in consolidation.



INVESTMENT OBJECTIVES



     The investing formats of SBIC's can range from making long-term secured and unsecured loans to providing equity capital. The Company has utilized, and anticipates continuing to utilize, both types of investments to achieve a balanced portfolio of both equity and debt investments structured to meet the individual needs of, and the investment opportunities associated with, its portfolio companies.



     The Company seeks to achieve both a high level of current income through preferred stock dividends and loan interest and long-term growth in the value of its assets through appreciation of its common stock interests in portfolio companies. The Company prefers to invest in preferred stock of portfolio companies, as opposed to debt instruments, because, as an SBIC, it gets a 100% deduction for dividends received from taxable domestic corporations. The Company attempts to structure its asset portfolio for relative safety and soundness, while, at the same time, provide for equity features that will permit it to achieve returns commensurate with its risks. Management believes that an attractive return can be obtained on investments in small businesses, provided that their principals contribute the requisite skill and dedication and the investment is appropriately structured.



SELECTION OF INVESTMENT OPPORTUNITIES



     The Company has invested, and expects to continue investing in a wide range of businesses -- from technology companies to manufacturing and service firms. Since making its first investment in late 1996, the Company has identified certain key elements for investing in emerging growth small businesses. The Company initiates its investment decisions by analyzing traditional criteria for making any equity investment or granting any credit character, collateral, growth potential, capacity to repay, financial and credit history and other factors. After an initial screening based on these factors, management recommends to the Executive Committee investments in those small businesses it believes will succeed and contribute to the profitability of the Company. In general, although obviously involving substantially more risk, providing growth capital to small businesses can generate a higher return on investment because these companies often have higher growth rates of revenues and profits than larger, more established firms. The Company generally avoids loans to or investments in start-up and early stage companies that may have difficulty making current dividends or interest payments.



     Traditional lenders require certain standards before affirmatively considering a loan. Among others, these standards include debt service coverage ratios, profit history, adequate working capital and collateral security. The Company includes these factors in its decision-making process, but also attributes significant weight to product, market size, growth potential, capability of management and exit strategies for the equity portion of its investment. To identify an exit strategy, management carefully studies the portfolio company's growth potential, as well as historical financial performance.



REALIZATIONS OF GAIN ON EQUITY INVESTMENTS AND REPAYMENT OF LOANS



     The Company makes its equity investments with the intention of liquidating for cash within five to seven years, although situations may arise in which it may hold equity securities for a longer period. Its loans are made for a minimum of five years as required by SBA regulations. The Company expects that a successful investment will result in the redemption of preferred stock or the repayment of a loan with interest, and the Company may be in a position to realize a gain on the portfolio company's common stock acquired in connection with the investment.

     Preferred stock purchased by the Company generally bears a "put option," exercisable after five years, requiring the portfolio company to repurchase the shares at par, together with any unpaid dividends. The warrants it acquires are typically at nominal exercise prices and often carry a similar put option, also exercisable after five years, requiring a repurchase of the underlying common stock at fair market value, contain anti-dilution provisions and are detachable and transferable.



     Before making any investment, the Company analyzes the potential for the portfolio company to experience a liquidity event that will allow the Company to recover the purchase price of its preferred stock investments or to have its loan repaid and to realize appreciation in its common stock positions. Liquidity events include, not only the exercise of put options or loan maturity, but an initial public offering or the sale, merger or recapitalization of the portfolio company.



ASSET/RISK MANAGEMENT



     Investment in a small business, whether by debt or equity, necessarily involves the risk that the debt will not be repaid or that the equity component will remain illiquid even if the portfolio company performs and underlying value is present. The Company expects that losses will occur in its investments. Management attempts to minimize any such losses through several strategies.



     Limitation on investments in one borrower. Although SBA regulations allow up to 20% of an SBIC's Regulatory Capital (defined as Private Capital less non cash assets) to be committed to one portfolio company, the Company has adopted a policy allowing an investment to approach this outside limit only in rare circumstances.



     Appropriate underwriting standards. Management analyzes each proposed transaction. If analysis does not reveal an investment meeting the Company's underwriting standards, management promptly notifies the applicant business of the denial of its funding request. Management examines numerous applications for every one recommended to the Executive Committee.



     Executive Committee Approval. If the investment appears to management to meet Company underwriting standards , it must be presented to the Executive Committee for additional evaluation and approval.



     Board Representation. The Company generally requires portfolio companies to have a majority of the members of its boards of directors who are not shareholders or employees. The Company also requires that it have the right to designate one or more members.



     Monitoring. Management closely and frequently monitors the performance of each portfolio company through its board representation and otherwise. The Company does not believe that merely requiring the submission of financial statements on a periodic basis provides the timely information necessary to evaluate current performance. The Company believes that, by the time financial statements are submitted and analyzed, many problems may be out of control and beyond solution.



     Default Covenants. Typically, the Company's investment documents contain covenants allowing the Company, to acquire control of the board of directors of the portfolio company, and replace its management if necessary, in the event certain financial standards are not met or maintained.



PORTFOLIO COMPANIES



     At November 30, 1997, the Company had approximately $2.3 million invested in the capital stock of six portfolio companies. Two of the Company's debt financings were for $350,000 and $50,000, both of which have been repaid. Its third debt financing of $350,000 remains outstanding. A brief description of these transactions follows.



     Financial Services Industry Back Office and Software Support Company. This Virginia business provides data processing services to, and maintains internal software primarily for, credit unions located in four East Coast states. It has also developed and markets an ATM especially designed for credit unions. In October 1996, the Company loaned this concern $50,000 for five years at 10% and in November 1996, purchased $700,000 of its preferred stock. The preferred stock carries an annual cumulative dividend rate of

10%. As part of the transaction, the Company acquired a warrant, that, if exercised, will represent approximately 4% of the outstanding common stock. The Company's investment was used to expand on-going research and development activities and to acquire the interests of non-participating investors.



     Long Distance Telephone Rebilling Services Company. This Illinois business provides billing services to long-distance resellers, or firms that buy blocks of long-distance telephone time from companies like AT&T, MCI and Sprint and then resell the long-distance time to their customers. It bills for more than 1,200 local phone companies and provides direct billing software and services, as well as information management services to the telecommunications industry.



     In December 1996, the Company made this firm a fully collateralized, five-year loan at 10%. As part of the transaction, the Company received a warrant for 245,000 shares of the portfolio company's common stock at a discount of approximately 25% over the current market price.



     In January 1997, the borrower requested that the Company subordinate a portion of its collateral interest to another lender. The Company agreed to do so in exchange for a warrant exercisable until February 2000 for 56,000 shares of common stock (representing less than 1% of the outstanding shares of common stock). In March 1997, the borrower prepaid the $350,000 loan. In June 1997, the Company agreed to exercise the original warrant for 245,000 shares of common stock, representing 2.9% of the then outstanding common stock of the borrower, in exchange for a reduction in its exercise price. In December 1997, the Company made an unsecured, five-year $350,000 loan at an annual interest rate of 12% to the borrower. The debt instrument is convertible into common stock of the borrower at $1.25 per share. The Company received a warrant to acquire 210,000 additional shares of common stock, 35,000 of which are immediately exercisable, with the remainder to be exercisable in 35,000 share increments on each of the five subsequent anniversary dates of the issuance of the warrant, assuming at each applicable anniversary date, the loan is outstanding. The Company's investments provided additional working capital to accommodate the growth of this business.



     SBA Loan Originator. This Virginia firm provides SBA-loan origination services. It assists small businesses in applying for and obtaining SBA-guaranteed loans through financial institutions and assists financial institutions in processing SBA-guaranteed loans for small businesses. In January 1997, the Company purchased $140,000 of its redeemable convertible preferred stock. The preferred stock carries an annual cumulative dividend rate of 9% and is convertible into common stock of the portfolio company representing 49% of its outstanding common stock. The Company's investment provided the working capital to facilitate growth of this portfolio company.



     Processor of Roasted Meats. This Virginia concern processes delicatessen meats and barbecue products for food distributors and supermarket chains in the Eastern United States. It is the continuation of a manufacturing business established in 1952. In April 1997, the Company purchased $125,000 of redeemable preferred stock of this company. The preferred stock carries an annual cumulative dividend rate of 10%. As part of the transaction, the Company acquired a warrant exercisable for 15% of the portfolio company's common stock. The Company's investment provided this business the means to increase significantly its inventory to meet sales growth.



     Voting Machine Sales and Service Company. This Virginia business manufactures, sells and services computerized electronic voting systems, and associated operating software, used by local governments for federal, state and local elections. Its product eliminates paper ballots and lever-operated machines. It is certified to supply voting machines in three states and is in the process of obtaining certification in all other U.S. states and territories. In May 1997, the Company purchased $175,000 of redeemable preferred stock of this company. The preferred stock carries an annual cumulative dividend rate of 13%. As part of the transaction, the Company acquired a warrant, exercisable incrementally over a four-year period from its issuance, representing 16% of the outstanding shares of common stock. This investment provided working capital to build its inventory levels to meet sales growth. In July 1997, it purchased an additional $175,000 of the same series of preferred stock and acquired a second warrant exercisable for 3% of the outstanding common stock of the portfolio company. The Company's additional investment provided working capital to meet new increased sales demand.

     Specialized Safe Manufacturer. This 65-year old Virginia company is a leading manufacturer of smart safes and security doors as solutions to loss prevention for businesses. As an option for its products, it developed an electronic lock and audit system that identifies who entered the safe or security door, when and the duration of the entry. Its customers are predominately fast food chains and include McDonald's, Pizza Hut and Boston Market. In November 1997, the Company purchased $700,000 of preferred stock of this company. The preferred stock carries an annual cumulative dividend of 14%. In addition, the Company received a warrant exercisable for 9% of the common stock which it subsequently exercised. The Company's investment was used, in part, to acquire a Georgia safe manufacturer, expanding the firm's product line and affording access to a new market segment, primarily retail chain stores and oil company convenience stores including Kroger, Toys 'R Us, Exxon and Amoco.



SBA LEVERAGE



     The SBA raises capital to enable it to provide funds to SBIC's by guaranteeing certificates or bonds that are pooled and sold to purchasers of government-guaranteed securities. The amount of funds that SBA may lend is determined by annual Congressional appropriations. Congress authorizes appropriations to the extent it determines to fund SBIC borrowings. In recent years, funding levels have exceeded industry usage.



     To be eligible to use funds provided by the SBA ("SBA Leverage"), an SBIC must obtain a license and satisfy other requirements. The need for SBA Leverage must be established. To establish need, the SBIC must invest 50% of its Leverageable Capital (defined as Private Capital less unfunded commitments from federal sources) and any outstanding SBA Leverage. Other requirements include compliance with SBA regulations, adequacy of capital and meeting liquidity standards.



     SBIC's may obtain up to $90 million in SBA Leverage in the following ratios:



LEVERAGEABLE CAPITAL     MATCHING RATIO     SBA LEVERAGE
---------------------    ---------------    -------------
  First $15 million            3:1           $45 million
 Second $15 million            2:1           $30 million
  Third $15 million            1:1           $15 million



     SBA Debentures are issued with five- and 10-year maturities. Interest only is payable semi-annually until maturity. The interest rate generally is at a modest premium (65 basis points) over U.S. Treasury Notes with comparable maturities. Ten-year SBA Debentures may be prepaid with a penalty during the first 5 years, and then are prepayable without penalty. Five-year SBA Debentures may be prepaid without penalty.



     Another form of SBA Leverage is deferred-coupon preferred stock or debentures ("SBA Participating Securities"). An SBIC issuing SBA Participating Securities must invest in portfolio companies an amount equal to the outstanding face amount of SBA Participating Securities solely in "equity capital" (defined as common or preferred stock, including subordinated debt with unamortized equity features providing for interest payments contingent on, and limited to the extent of, earnings of the portfolio company).



     SBA Participating Securities must be redeemed within 15 years. The coupon or interest rate on SBA Participating Securities approximates the rate on 10-year Treasury Notes at the time the securities are issued. Payments on the coupons or dividends or interest are deferred or accrued and are payable if and when the SBIC generates earnings adequate in amount to make the payments. During the deferral period, the SBA makes payments to the bondholders who purchased the SBA-guaranteed certificates. In return, the SBA is entitled from the SBIC to a priority return of its full interest expense (much like the coupon on preferred stock) from the SBIC's earnings. In addition, the SBA receives a portion of the SBIC's profits. The formula for determining the SBA's profit share is based on the ratio of the SBIC's Participating Securities to its Leveragable Capital, indexed to the yield-to-maturity on 10-year Treasury Notes. This structure enables equity-oriented SBIC's to adopt a longer-term investment policy and to match its payments on the SBA Participating Securities with its actual realization of gains.

     Distributions to investors and the SBA are patterned after standard venture agreements. To assure that the SBA's position is protected, certain limitations are placed on distributions, including profit and return of capital distributions; debt limitations; liquidity requirements and management fees.



     Although the Company may, in the future, issue SBA Debentures, it has no present intention of issuing SBA Participating Securities.



TEMPORARY INVESTMENTS



     Pending investment in portfolio company securities , the Company will invest its otherwise uninvested cash in (i) federal governmental or agency issued or guaranteed securities that mature in 15 months or less, (ii) repurchase agreements with banks, deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC") (an "insured bank"), with maturities of seven days or less, the underlying instruments of which are securities issued or guaranteed by the federal government, (iii) certificates of deposit in an insured bank with maturities of one year or less, up to the amount of the deposit insurance, (iv) deposit accounts in an insured bank subject to withdrawal restrictions of one year or less, up to the amount of deposit insurance or (v) certificates of deposit or deposit accounts in an insured bank in amounts in excess of the insured amount if the insured bank is deemed "well-capitalized" by the FDIC. See "Use of Proceeds."



INVESTMENT ADVISER



     The Company has no investment adviser.



COMPETITION



     The Company competes with so-called "angel" investors, venture capital investment firms, other SBICs and non-traditional investors that, like the Company, take equity positions in small businesses. Some of its competitors invest in earlier stage companies that typically cannot pay dividends and interest on a current basis. These types of investments do not fit within the Company's investment guidelines, but can offer attractive investment returns to the Company's competitors who provide this type of financing. The Company also competes, to a limited extent, with commercial banks and commercial finance companies. Most of its competitors have substantially greater assets, capital and personnel resources. The Company believes that, because of its size and structure, it can tailor equity investment or loan terms to a portfolio company's needs and circumstances better than many of its larger competitors. The Company also believes that it competes effectively on the basis of its reputation, responsiveness and the quality of its service in its timely analysis and decision-making processes. Management believes that many of the Company's potential competitors are burdened with overhead, regulatory and administrative structures that prevent them from competing effectively in this market.



EMPLOYEES



     As of December 1, 1997, the Company had three full-time and one part-time employees. The Company expects to add three additional full-time employees when it opens its Richmond, Virginia office. The Company has maintained, and intends to continue to maintain, low personnel overhead by extensively utilizing, in particular, the members of the Executive Committee and the unpaid members of its Board of Directors, for business referrals, marketing, investment analysis and due diligence reviews.



                              INVESTMENT POLICIES


     The following policies of the Company with respect to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the Investment Act. These policies may not be changed without the approval of the lesser of (i) 67% of the Company's shares present or represented at a shareholders' meeting at which the holders of more than 50% of such shares are present or represented or (ii) more than 50% of the outstanding shares of the Company.

     (a) The Company is permitted to issue the maximum amount of SBA Debentures or SBA Participating Securities permitted by the SBA Act and SBA regulations. The Company may issue SBA Debentures or SBA Participating Securities in the future.



     (b) The Company is permitted to borrow money only for the purpose of investing in, and making loans to, Small Business Concerns, as defined below. It is, however, permitted to finance the acquisition of capital assets used in its ordinary business operations.



     (c) The Company is not permitted to engage in the business of underwriting the securities of other issuers. It anticipates that all or substantially all of its investments in Small Business Concerns will be in securities that may not be sold to the public without registration, or an exemption from registration, under the Securities Act. All of the Company's current equity investments in Small Business Concerns are so restricted.



     (d) The Company is prohibited from concentrating more than 25% of the value of its assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies engaged primarily in the same industry.


     (e) The Company is prohibited from engaging in the business of purchasing or selling real estate. The Company may bring mortgage foreclosure actions and take title to and possession of property with respect to which it is the mortgagee in accordance with applicable mortgage foreclosure laws. Additionally, the Company may purchase office facilities, although, at present, it leases its office facilities.

     (f) The Company is not permitted to engage in the purchase or sale of commodities or commodity contracts.


     (g) The Company is permitted to make loans and loans with equity features to, as well as equity investments in, Small Business Concerns to Small Business Concerns to the extent allowed by the SBA Act and SBA regulations. The Company is also permitted to extend loans to shareholders to finance the purchase of its capital stock.


     The Company's policies with respect to the following matters are not fundamental policies and may be changed, subject to the SBA Act and SBA regulations, by the Company's Executive Committee without shareholder approval.

     (a) The Company may make investments in equity and debt securities of Small Business Concerns as approved by the Executive Committee.

     (b) The Company has no strict policy regarding the percentage of its assets that may be invested in any specific type of security. The Company follows SBA regulations prohibiting investment in any single Small Business Concern and its affiliates exceeding 20% of the Company's Regulatory Capital.


     (c) As permitted by SBA regulations, the Company may purchase (a) up to 49% of the voting securities of a Small Business Concern if it has less than 50 shareholders or (b) up to 19% (and in certain situations up to 25%) of the voting securities of a Small Business Concern if it has 50 or more shareholders.



     (d) Except where necessary to protect an investment, the Company does not invest in companies for the purpose of exercising control of management and does not intend to do so in the future. SBA regulations prohibit SBICs from controlling a Small Business Concern except where necessary to protect its investment.


     (e) The Company does not invest in securities of other investment companies and does not intend to do so in the future.


     (f) The Company intends to hold its portfolio debt securities for a minimum of five years (as required by SBA regulations or until maturity. It anticipates retaining its equity investments from five to seven years.

                        DETERMINATION OF NET ASSET VALUE



     The Board of Directors has delegated to the Executive Committee the sole responsibility for determining the asset value of each of the Company's equity investments and loans and of its portfolio in the aggregate. The Company's valuation policy is to provide a consistent basis for establishing the asset value of its portfolio and it has adopted the SBIC valuation policy of the SBA. Pursuant to SBA regulations, investments are deemed to be "fair value" if such values are determined by the Executive Committee in accordance with SBA valuation policy. This requirement is consistent with the procedure for determining fair value contained in the Investment Act. The Company's policy is that equity investments be held for five to seven years and loans for a minimum of five years (as required by SBA regulations) or until maturity.



     The Executive Committee determines the net asset value per share of common stock of portfolio companies quarterly, as soon as practicable after and as of the end of each calendar quarter, by dividing the value of total assets minus liabilities by the total number of shares outstanding on a fully-diluted basis at the date of the determination.



     In making its valuation determination, the Executive Committee adheres to the valuation policy of the SBA. In calculating the value of the Company's total assets, securities traded in the over-the-counter market or on a stock exchange are valued at the average bid at close or closing price, as the case may be, for the valuation date and the preceding two days, unless the investment is subject to a restriction that requires a discount from such price, as determined by the Executive Committee. Discounts typically range from 10% to 40%, but may be more or less, depending on resale restrictions under securities laws or contractual agreements.



     All other investments are valued at fair value as determined in good faith by the Executive Committee. In making its determination, the Executive Committee values loans and nonconvertible debt securities for which there exists no public trading market at cost plus amortized original issue discount, if any, unless adverse factors lead to a determination of a lesser value when unrealized depreciation is recognized. The valuation of loans and associated interest receivables on interest- bearing securities reflects the portfolio company's current and projected financial condition and operating results, its payment history and its ability to generate sufficient cash flow to make payments when due.



     When a valuation relies more heavily on assets than earnings, additional criteria are considered, including, the value of the collateral, the priority of the Company's security interest, the net liquidation value of collateral and the personal integrity and overall financial condition of the owners of the business. An appropriate downward adjustment is recognized when collection is doubtful. Collection is presumed to be in doubt when one or both of the following conditions occur (i) interest payments are more than 120 days past due or (ii) the portfolio company is in bankruptcy, is insolvent or substantial doubt exists about its ability to continue as a going concern. The carrying value of interest-bearing securities is not adjusted for changes in interest rates. The valuation of convertible debt may be adjusted to reflect the value of the underlying equity security net of the conversion price. Convertible debt securities and warrants are valued to reflect the value of the underlying equity security less the conversion or exercise price.



     In valuing equity securities for which there exists no public trading market, investment cost is presumed to represent fair value except when the valuation policy provides that the Executive Committee may determine fair value on the basis of financings by unaffiliated investors or when a company has been self-financing and has had positive cash flow from operations for at least the past two fiscal years. Asset value may be increased based on price/earnings ratios, cash flow multiples and other appropriate financial measures of any similar publicly-traded companies, discounted for illiquidity. If the chosen valuation ceases to be meaningful, it may be restored to a cost basis or, in the event of significant deterioration in performance or potential, to a valuation below cost to reflect impairment. With respect to portfolio companies likely to face bankruptcy or discontinue operations for some other reason, liquidating value may be employed. This value is determined by estimating the realizable value (often through professional appraisals or firm offers to purchase) of all assets and then subtracting all liabilities and all associated liquidation costs.



     Valuation is reduced if a portfolio company's performance has significantly deteriorated. If the factors that led to the reduction in valuation are overcome, the valuation may be restored. Warrants are valued at the excess of the value of the underlying security over the exercise price. The Executive Committee, may also consider recent operating results of a portfolio company or offers to purchase its securities when valuing a warrant.



     A substantial portion of the Company's assets are, and will continue to, consist of securities carried at fair values determined by its Executive Committee. The Company's independent public accountants review and express an opinion on the reasonableness of the bases used by the Executive Committee in determining the valuation of investments, the adequacy of the procedures applied in valuing investments and the appropriateness of the underlying documentation. Determination of fair values, however, involves subjective judgment not susceptible to substantiation by auditing procedures. Accordingly, under current standards, the accountants' opinion on the Company's financial statements refers to the uncertainty with respect to the possible effect on the financial statements of such valuations.

                                   MANAGEMENT


POWERS OF THE EXECUTIVE COMMITTEE



     The Company's Articles of Incorporation provide for the appointment by the Board of Directors of an Executive Committee comprised of not less than five nor more than nine members, all of whom must be a member of the Board of Directors. The Executive Committee was constituted by the Board of Directors in December 1993 and, under Virginia law, may exercise all the authority of the Board of Directors except that it may not (i) approve or recommend to shareholders action that Virginia law requires to be approved by shareholders, (ii) fill vacancies on the Board of Directors or any committee, (iii) amend the Articles of Incorporation, (iv) adopt, amend or repeal the Bylaws, (v) approve a plan of merger, (vi) authorize or approve a distribution, except according to a general formula or method prescribed by the Board of Directors or (vii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation of relative rights, preferences and limitations of a class or series of shares except within limits specifically prescribed by the Board of Directors.



MEMBERS OF THE EXECUTIVE COMMITTEE AND EXECUTIVE OFFICERS



     The following table sets forth the names, addresses, ages and positions with the Company of all members of the Executive Committee (who also are directors of the Company) and Executive Officers of the Company. Information concerning their principal occupation and background follows.



                                                                 POSITION AND OFFICES
              NAME AND ADDRESS                 AGE                 WITH THE COMPANY
--------------------------------------------   ---    -------------------------------------------
J. W. Whiting Chisman, Jr. .................   56                 Member of Executive
226 Creekview Lane                                              Committee and Director
Hampton, VA 23669

Eric L. Fox.................................   51                 Member of Executive
One Commercial Place                                            Committee and Director
Norfolk, VA 23510                                               And Secretary/Treasurer

Ernest F. Hardee............................   57                 Member of Executive
100 E. 15th Street                                              Committee and Director
Norfolk, VA 23510

J. Alan Lindauer............................   58                Chairman of Executive
300 East Main Street                                        Committee, Director, President
Suite 1380                                                    And Chief Executive Officer
Norfolk, VA 23510

Robert I. Low...............................   60                 Member of Executive
P.O. Box 3297                                                   Committee and Director
Norfolk, VA 23514

Peter M. Meredith, Jr. .....................   45            Member of Executive Committee
P.O. Box 11265                                            Chairman of the Board of Directors
Norfolk, VA 23517

Richard G. Ornstein.........................   55                 Member of Executive
524 Fisherman's Bend                                            Committee and Director
Virginia Beach, VA 23451



     J. W. Whiting Chisman, Jr. has served as a director of the Company since February 1994. Since 1988, he has been President of Dare Investment Company, a land developer and investor in equities.



     Eric L. Fox has served as a director of the Company since July 1993 and as Secretary/Treasurer since September 1996. In 1975, Mr. Fox joined the investment firm of Kidder, Peabody & Co. which was acquired by Paine Webber in 1995. He is currently a Portfolio Manager of Paine Webber.

     Ernest F. Hardee has served as a director of the Company since September 1997. Since 1963, he has been President and Chief Executive Officer of Hardee Realty Corporation, a real estate brokerage firm. He has also served as a director of Branch Bank & Trust Corp. since 1995.



     J. Alan Lindauer has served as a director since July 1993 and as Chairman of the Executive Committee of the Company since December 1993 and since March 1994 as its President and Chief Executive Officer. Since 1986, Mr. Lindauer has been President of JTL, Inc., a business consulting firm. Mr. Lindauer is a Certified Management Consultant.



     Robert I. Low has served as a director of the Company since July 1993. Mr. Low is a senior partner of Goodman & Company, a firm of Certified Public Accountants. He has been with that firm since 1969.



     Peter M. Meredith, Jr. has served as a director of the Company and as Chairman of the Board of Directors since May 1994. Since 1978, he has served in various executive capacities with Meredith Construction Company, Inc. Since 1995, he has been the Chairman of the Board of Directors of Heritage Bank.



     Richard G. Ornstein has served as a director of the Company and a member of the Executive Committee since September 1997. Since 1964, Mr. Ornstein has been privately engaged in real estate management and development.



OTHER MEMBERS OF THE BOARD OF DIRECTORS



     The following table sets forth the names, addresses and ages of all directors of the Company who are not members of the Executive Committee. Information concerning their principal occupation and background follows.



                                                                                POSITION AND OFFICES
                           NAME AND ADDRESS                              AGE      WITH THE COMPANY
----------------------------------------------------------------------   ---    --------------------
James E. Andrews......................................................   59        Director
109 East 40th Street
Norfolk, VA 23504

Donna C. Bennett......................................................   36        Director
500 East Plume Street
Norfolk, VA 23510

Jeffrey R. Ellis......................................................   53        Director
513 Kerry Lane
Virginia Beach, VA 23451

Roger L. Frost........................................................   65        Director
1700 Grove Court
Norfolk, VA 23503

Henry U. Harris, III..................................................   45        Director
500 E. Main Street, Suite 1500
Norfolk, VA 23510

Matthew James.........................................................   42        Director
200 High Street, Suite 200
Portsmouth, VA 23704

Harold J. Marioneaux, Jr. ............................................   42        Director
504 Mill Stone Road
Chesapeake, VA 23320

Augustus C. Miller....................................................   63        Director
1000 E. City Hall Avenue
Norfolk, VA 23504

                                                                                POSITION AND OFFICES
                           NAME AND ADDRESS                              AGE      WITH THE COMPANY
----------------------------------------------------------------------   ---    --------------------
Paul F. Miller........................................................   66        Director
2400 Washington Avenue
Newport News, VA 23607

Juan M. Montero, II...................................................   55        Director
2147 Old Greenbrier Road
Chesapeake, VA 23320

R. Scott Morgan, Sr. .................................................   51        Director
5101 Cleveland Street
Virginia Beach, VA 23462

James W. Noel, Jr. ...................................................   41        Director
224 Ballard Street
P.O. Box 612
Yorktown, VA 23690

Thomas A. O'Grady.....................................................   40        Director
201 N. Main Street, Suite B
Suffolk, VA 23434

Richard A. Schreiber..................................................   56        Director
36076 Lankford Highway
P.O. Box 395
Belle Haven, VA 23306

Jordan E. Slone.......................................................   35        Director
500 E. Main Street, #820
Norfolk, VA 23510



     James E. Andrews has served as a director of the Company since May 1997. Since 1974, Mr. Andrews has been the principal owner of Anzell Automotive, Inc., an automotive repair firm and franchisor of automotive repair shops.



     Donna C. Bennett has served as a director of the Company since September 1996. She is a Vice-President of Signet Bank and has been employed since 1985 with Signet Bank in various capacities.



     Jeffrey R. Ellis has served as a director of the Company since August 1997. Between 1973 and 1986, Mr. Ellis was the President and Chief Executive Officer of Ridgewell Caterers, Inc. Since 1986, he has been a private investor.



     Roger L. Frost has served as a director of the Company since May 1997. Between 1956 and 1997, he was an accountant with Goodman & Company, a firm of Certified Public Accountants, from which he retired as a senior partner in 1997.



     Henry U. Harris, III has served as a director of the Company since September 1997. Since 1980, he has been Portfolio Manager of Virginia Investment Counselors, Inc., a financial consulting firm, of which he is now President. Since 1991, he has been the vice-chairman of the Board of Directors of Heritage Bank & Trust.



     Matthew James has served as a director of the Company since July 1993. Since 1990, Mr. James has been Director of Economic Development for the City of Portsmouth, Virginia.



     Harold J. Marioneaux, Jr. has served as a director of the Company since November 1994. Since 1990, he has practiced as a dental surgeon and since 1993 has acted as a certified financial planner.



     Augustus C. Miller has served as a director of the Company since August 1994. Since 1977, he has been President and Chief Executive Officer of Miller Oil Co., Inc., a distributor of fuels.

     Paul F. Miller has served as a director of the Company since May 1994. Since 1987, he has served as Director of Planning and Development for the City of Newport News, Virginia.



     Juan M. Montero, II has served as a director of the Company since July 1995. Since 1972, he has engaged in the private practice of general and thoracic surgery.



     R. Scott Morgan, Sr. has served as a director of the Company since September 1997. Since 1995, Mr. Morgan has been Executive Vice President and Corporate Banking Manager with the Corporate Banking Group of Branch Bank & Trust Corp. Between 1992 and 1995, he was employed in various capacities with Commerce Bank.



     James W. Noel, Jr. has served as a director of the Company since August 1994. Since 1993, Mr. Noel has been the Executive Director of the York County Industrial Development Authority. Between 1991 and 1993, he served in various capacities with the City of Portsmouth, Virginia.



     Thomas A. O'Grady has served as a director of the Company since May 1997. In 1996, he was appointed Director of Economic Development of the City of Suffolk, Virginia. Between 1989 and 1996, he was Director of Development for Forward Hampton Roads and was responsible for marketing and prospect development for the five-city region of Chesapeake, Norfolk, Portsmouth, Suffolk and Virginia Beach, Virginia.



     Richard A. Schreiber has served as a director of the Company since May 1995. Since 1994, he has been President and Chief Executive Officer of the Virginia Eastern Shore Corporation, which is engaged in development of business for the Eastern Shore of Virginia. Between 1980 and 1993, he was Vice-President and Chief Executive Officer of Colonial Williamsburg Hotel Properties, Inc.



     Jordan E. Slone has served as a director of the Company since July 1995. Since 1987, Mr. Slone has been Chairman and Chief Executive Officer of the Harbor Group Companies, a diversified real estate and financial services firm.



THE BOARD OF DIRECTORS



     The Company's existing Board of Directors has 22 members.



     The Company's Board of Directors is divided into four classes. The members of each class serve for differing staggered terms, including five Class I Directors, who serve one-year terms (Messrs. James, Paul Miller, Noel, O'Grady and Schreiber), five Class II Directors, who serve two-year terms (Ms. Bennett and Messrs. Frost, Harris, Marioneaux and Slone), five Class III Directors, who serve three-year terms (Messrs. Andrews, Ellis, Augustus Miller, Montero and Morgan) and seven Class IV Directors, who serve four-year terms (Messrs. Chisman, Fox, Hardee, Lindauer, Low, Meredith and Ornstein ). Class I, II, III and IV director terms expire at the end of their respective terms of office at the appropriate annual meeting of shareholders. Directors hold office until expiration of their respective terms and until their successors are elected, or until death, resignation or removal. Officers of the Company serve at the discretion of the Board of Directors, subject to any employment contract rights.



AUDIT COMMITTEE AND COMPENSATION COMMITTEE



     At its December 8, 1997 meeting, the Board of Directors established, but has not elected members to, the Compensation/Stock Option Committee and Audit Committee of the Company.



     The Compensation/Stock Option Committee will review compensation arrangements for management and key employees and make recommendations concerning compensation to the Executive Committee. It also will administer the Company's stock option plan, when implemented. It will also grant options to officers and key employees and set the exercise price, terms and other provisions of the options granted.



     The Audit Committee will recommend selection of the Company's independent accountants and review the scope of the annual audit and the results of the audit with management and the independent accountants.

REMUNERATION

     The aggregate remuneration paid by the Company during the fiscal year ended June 30, 1997, with respect to each officer and Director of the Company whose aggregate remuneration exceeded $30,000, is set forth below.

                                     CAPACITIES IN WHICH                     AGGREGATE
NAME OF INDIVIDUAL                REMUNERATION WAS RECEIVED                REMUNERATION
------------------     ------------------------------------------------    -------------
J. Alan Lindauer               Chairman of Executive Committee,               $52,000
                       Director, President and Chief Executive Officer


     Mr. Lindauer was elected President and Chief Executive Officer of the Company in March 1994. Through November 30, 1997, his annual compensation of $52,000 (after July 1, 1997, $78,000) was paid to J.A.L. Management, Inc., a corporation of which he is the sole shareholder. Effective December 1, 1997, Mr. Lindauer became an employee of the Company and his annual compensation was increased to $130,000.



     Before July 1997, no other officer or director of the Company received any remuneration. Since July 1997, members of the Executive Committee (except Mr. Lindauer) have received $50 for each committee meeting attended.



EMPLOYMENT CONTRACTS



     Mr. Lindauer is employed by the Company as its President and Chief Executive Officer under a five-year employment contract entered into as of December 1, 1997. In addition to salary, the Company reimburses expenses incurred in performing services for the Company and provides health insurance benefits. The contract contains provisions protecting the Company against competition in the Commonwealth of Virginia for a two-year period after termination of employment.



EMPLOYEE INCENTIVE STOCK OPTION PLAN AND OUTSIDE DIRECTOR STOCK PLAN



     The Company's shareholders have authorized to the Board of Directors to adopt a qualified incentive stock option plan for the benefit of executive and key employees of the Company and a nonqualified stock plan for outside members of the Board of Directors. Under these plans, options up to an aggregate of 100,000 shares of Common Stock may be granted.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information as of November 30, 1997 as to each person who holds or controls 5% or more of the outstanding Common
Stock:



                                 TITLE OF                                         AMOUNT     PERCENTAGE OF
     NAME AND ADDRESS              CLASS              TYPE OF OWNERSHIP           OWNED          CLASS
---------------------------    -------------    ------------------------------    ------     -------------
J. Alan Lindauer               Common Stock          Beneficially Only(1)         40,000       7.03
300 East Main Street                                                               1,200        .21
Suite 1380
Norfolk, VA 23510
Branch Bank & Trust            Common Stock       Beneficially and of Record      35,000       6.15
Company of Virginia
5101 Cleveland Street
Virginia Beach, VA
23465
All officers and directors     Common Stock              Beneficially             80,000       14.06
as a Group(22 persons)                              Only(1)(2)(3)(4)(5)(6)        60,300       10.60
                                                  Beneficially and of Record


---------------

(1) Includes 40,000 shares held by Hometown Bank & Co. for J. Alan Lindauer Profit Sharing Plan.

(2) Includes 10,000 shares held by Meredith Realty Company, L.L.C., of which Mr. Meredith is a member.

(3) Includes 10,000 shares held by Pomar Holding Company, L.L.C., of which Mr. Meredith is a member.

(4) Includes 10,000 shares held by Goodman & Company 401(k) Profit Sharing Plan for the benefit of Mr. Frost.

(5) Includes 5,000 shares held by DanSan, a general partnership, of which Mr. Harris is one of two general partners.

(6) Includes 5,000 shares held by Juan M. Montero II M.D. P.C. Profit Sharing and Money Purchase Pension Plan for benefit of Dr. Montero.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 10 million shares of Common Stock, par value $1 per share, and 25,000 shares of Preferred Stock, par value $1 per share. As of the date of this Prospectus, there are issued and outstanding 568,900 shares of Common Stock held of record by 87 shareholders. Following this Offering, there will be 1,368,900 shares of Common Stock outstanding. There are no outstanding shares of Preferred Stock. The following description is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of legally available funds. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to participate ratably in the assets remaining after payment of and provision for liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities and there are no redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the Shares will be on issuance, fully paid and nonassessable. Without the consent of the SBA, the Company is prohibited from redeeming Common Stock. Redemption is, in any event, prohibited if it would render the Company insolvent.

     The rights, preferences and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors has the authority, without further action of shareholders of the Company, to issue up to an aggregate of 25,000 shares of Preferred Stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including dividend rates, conversion rights, voting rights, terms of redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

     The Board of Directors, without shareholder approval, has the power to issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock, although providing desirable flexibility in raising additional Private Capital and other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control of the Company. There are currently no issued or outstanding shares of Preferred Stock and the Company has no present plans to issue any shares of Preferred Stock.

LIMITATIONS ON TRANSFERS OF SHARES


     There is currently no public market for the Company's Common Stock, and there is little likelihood that an active trading market will develop in the near future as a result of this Offering. The Registration Statement of which this Prospectus is a part has been filed with the Commission under the Securities Act and, as a result, once the Registration Statement is declared effective by the Commission, the Shares will be freely tradable under federal securities laws. Notification filings of this Offering, however, will be made in only a limited number of states, and the Shares may not be sold or otherwise transferred to persons who are residents of any state in which notification filings have not been made unless a notification filing is subsequently made or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.



     The Company intends to apply for listing of the Common Stock on the NASDAQ SmallCap Market when, and if, the Company meets the following listing requirements: $4 million of total assets, $2 million of total shareholders' equity, a minimum bid price of $3 per share and a minimum of two market makers. No assurance can be given if or when the Common Stock will qualify for listing on the NASDAQ SmallCap Market.


ANTI-TAKEOVER STATUTES


     Affiliated Transactions. The Virginia Stock Corporation Act (the "Virginia Act") contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (as defined below), and reclassifications, including reverse stock splits, recapitalizations, or mergers of a corporation with its subsidiaries, or distributions or other transactions which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.



     Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date on which any shareholder becomes an Interested Shareholder, any Affiliated Transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the "Disinterested Directors." A Disinterested Director is defined in the Virginia Act as a member of a corporation's board of directors who (i) was a member before the later of January 1, 1998 or the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation's board of directors. At the expiration of the three year period after a shareholder becomes an Interested Shareholder, these provisions require approval of the Affiliated Transaction by the affirmative vote of the holders' of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.



     The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the higher of the highest per share price for their shares as was paid by the Interested Shareholder for his or its shares, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.



     None of these limitations and special voting requirements applies to a transaction with an Interested Shareholder who had been an Interested Shareholder continuously since the effective date of the statute (January 26, 1988) or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors of the corporation.



     These provisions are designed to deter certain takeovers of Virginia corporations. In addition, the Virginia Act provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholders, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transaction provisions shall not apply to the corporation. The Company has not adopted such an amendment.



     Control Share Acquisitions. The Virginia Control Share Acquisitions statute also is designed to afford shareholders of a public company incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity, or group ("Acquiring Person") seeks to gain voting control of that corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a corporation which would result in an Acquiring Person's ownership of the corporation's shares entitled to vote in the election of directors falling within any one of the following ranges: 20% to 33 1/3%, 33 1/3% to 50%, or 50% or more (a "Control Share Acquisition"). Shares that are the subject of a Control Share Acquisition ("Control Shares") will not be entitled to voting rights unless the holders of a majority of the "Disinterested Shares" vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares with voting rights. Disinterested Shares do not include shares owned by the Acquiring Person or by officers and inside directors of the target company. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders' meeting for the purpose of considering granting voting rights to the holders of the Control Shares. As a condition to having this matter considered at either an annual or special meeting, the Acquiring Person must provide shareholders with detailed disclosures about his identity, the method and financing of the Control Share Acquisition, and any plans to engage in certain transaction with, or to make fundamental changes to, the corporation, its management, or business. Under certain circumstances, the statute grants dissenters' rights to shareholders who vote against granting voting rights to the Control Shares. The Virginia Control Share Acquisitions statute also enables a corporation to make provisions for redemption of Control Shares with no voting rights. A corporation may opt out of the statute (which the Company has not done) by so providing in its articles of incorporation or bylaws. Among the acquisitions specifically excluded from the statute are acquisitions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation's shareholders under other provisions of the Virginia Act.



LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS



     As permitted under the Virginia Act, the Company's Articles and Bylaws provide that the Company's officers and directors will not be liable with respect to any proceeding brought by or in the right of the Company or brought by or on behalf of the shareholders of the Company, provided that the officer or director has not engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law. The Company's Articles also provide that the Company will indemnify its directors, officers, employees, and agents in the manner provided by the Virginia Act.



     The Virginia Act sets forth certain provisions regarding the indemnification of directors and officers. Generally, these provisions of the Virginia Act allow a corporation to indemnify directors and officers if (i) they conducted themselves in good faith, (ii) they believed (a) in the case of conduct in their official capacity, that their conduct was in the corporation's best interest, and (b) in all other cases, that their conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, that they had no reasonable cause to believe their conduct was unlawful. Under the Virginia Act, a corporation may not indemnify directors or officers (i) in connection with a proceeding by or in the right of the corporation in which the directors or officers are adjudged liable to the corporation or (ii) in any other proceeding charging improper personal benefit, in which they are adjudged liable on the basis that personal benefit was improperly received. In addition, under its Bylaws, the Company is prohibited from indemnifying directors and officers from liability arising from their willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties and obligations to the Company.



                                   REGULATION



     As an SBIC, the Company may make loans to or investments only in "Small Business Concerns," which must be independently owned and operated concerns not dominant in their fields of operation, and must either (i) have a tangible net worth, together with any affiliates, of $18 million or less and an average net income after federal income taxes for the preceding two years of $6 million or less (average net income to be computed without benefit of any carryover loss) or (ii) satisfy alternative criteria under SBA regulations that focus on the industry in which the business is engaged and the number of persons employed by the business or its gross revenues. In addition, at the end of each fiscal year, 20% of the total amount of investments made by an SBIC since April 8, 1994 must be made to concerns that (i) have a net worth of not more than $6 million and not more than $2 million in average net income after federal income taxes for the preceding two years or (ii) satisfy alternative industry-related size criteria. SBA regulations also prohibit an SBIC from providing funds to a Small Business Concern for certain purposes, such as relending and investment outside the United States.



     The amount of annual interest payments an SBIC may charge its borrowers is limited by SBA regulations. Maximum annual financing costs (including interest) of loans with equity features to Small Business Concerns may not exceed the greater of 14% or 6 percentage points above the "Debenture Rate." As defined in SBA regulations, the "Debenture Rate" is the interest rate announced, from time to time, charged by the SBA on SBA Debentures. As of September 30, 1997, the maximum annual financing costs were 14%. SBA regulations also allow an SBIC to charge total application processing and closing fees of up to 5%, which fees are not included in the financing cost calculation.



     Equity securities with redemption features, like the preferred stock of portfolio companies held by the Company, may not be redeemed within five years of purchase. The redemption price must be either a fixed price no higher than par, the acquisition price of the equity security, or a price based on a formula that reflects the financial performance of the portfolio company or its fair market value at the time of redemption. SBA regulations provide that any equity securities with different redemption features are considered debt securities. The practical effect of these regulations is that the dividend rate on equity securities may not exceed 14%.



     The SBA restricts the ability of an SBIC to repurchase its capital stock, to retire its debentures and to lend money to its officers, directors and employees or invest in affiliates. The SBA also prohibits, without prior SBA approval, a "change of control" or transfers which would result in any person (or group of persons acting in concert) owning 10% or more of any class of capital stock of an SBIC. A "change of control" is any event which would result in the transfer of the power, direct or indirect, to direct the management and policies of an SBIC, whether through ownership, contractual arrangements or otherwise.



     The Company is currently a diversified investment company. The Company expects that, as its investment operations expand, it may evolve into a non-diversified investment company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Future sales of shares of Common Stock by the Company's current shareholders could adversely affect the market price of the Common Stock. On completion of this Offering, the Company will have outstanding an aggregate of 1,368,900 shares of Common Stock. Pursuant to certain "lock-up" agreements, all of the Company's directors and officers and certain of its shareholders, together with the Company, have agreed that they will not offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock without the prior written consent of the Underwriter for a period of one year following the date of this Prospectus. In addition, the Company has reserved for issuance 57,038 shares of Common Stock issuable on exercise of the Underwriter's warrant. The 800,000 Shares offered by this Prospectus will be freely transferable without restriction or further registration under the Securities Act, except for shares acquired by affiliates of the Company. Such shares are subject to certain volume and other restrictions on resale, as described below.



     In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including any affiliate of the Company, who beneficially owns restricted shares for a period of at least one year is entitled to sell, within any three-month period, shares equal in number to the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the same class of shares during the four calendar weeks preceding the filing of the required notice of sale with the Commission. The seller must also comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about the Company. In addition, any person (or persons whose shares are required to be aggregated) who is not, at the time of sale, or during the preceding three months, an affiliate of the Company, and who has beneficially owned restricted shares for at least two years, can sell such shares without regard to notice, manner of sale, public information or the volume limitations described above. Shares of Common Stock have been eligible for resale under Rule 144, depending on their date of issue, since February 1995 (assuming the other requirements of Rule 144 are met).


     No prediction can be made as to the effect, if any, that future sales of restricted shares of Common Stock, or the availability of such Common Stock for sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock.


     In addition, the Company may issue additional shares of Common Stock in the future. No prediction can be made as to the effect, if any, that future issuances of Common Stock may have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such Common Stock, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock.



            SPECIAL INCOME TAX PROVISIONS APPLICABLE TO THE COMPANY



     The following discussion is only a general summary of some of the federal income tax principles applicable to the Company and to an investment in the Common Stock. It does not purport to be a complete description of the tax considerations applicable to such an investment. Prospective investors should consult their own tax advisers with respect to the tax considerations pertaining to their purchase of the Shares.


     Congress created SBICs to serve as privately-owned stock corporations that are designed to furnish capital to Small Business Concerns. In connection with this legislation, Congress provided special tax benefits to SBICs operating under the SBA Act and their shareholders.

     A shareholder's loss sustained on the sale or exchanges or worthlessness of stock in an SBIC is not a capital loss, but a fully deductible ordinary loss. For the purpose of the net operating loss deduction, the loss is considered attributable to the shareholder's trade or business. Because these losses are treated as noncapital losses, they are not subject to the limitation that capital losses must be offset against capital gains. There is no annual limit on the amount of loss a shareholder may receive. In addition, there is no fixed limit on the amount of stock an SBIC may issue. There is no requirement that gains and losses from dispositions of the stock be netted so that gains and losses in any one taxable year on dispositions of stock may result in both capital gains and ordinary losses. A loss is treated as a business loss for purposes of the net operating loss deduction of the Internal Revenue Code (the "Code"). Thus, if the loss is not fully used in the year it is incurred, the excess may be carried over.

     Corporations generally get a 70% deduction for dividends received from taxable domestic corporations. Under the Code, however, an SBIC gets a 100% deduction for "dividends" received from taxable domestic corporations. Certain types of dividends are excluded from this special deduction, including dividends received from mutual savings banks, cooperative banks, domestic building and loan associations, real estate investment trusts and regulated investment companies.

     An SBIC's loss on the sale, exchange or worthlessness of "stock received pursuant to the conversion privilege of convertible debentures" is a fully deductible ordinary business loss. Because such transactions are not considered to be a sale or exchange of a capital asset, the gain or loss from the sale or exchange of a bond, debenture, note or certificate or other evidence of indebtedness by an SBIC is treated as an ordinary gain or loss. Because these losses are treated as noncapital losses, they are not subject to the limitation that capital losses must be offset by capital gains. Thus, they are treated as ordinary losses that may be offset by ordinary income. Generally, under the Code, an SBIC is exempt from the personal holding company tax if the SBIC is (i) licensed by the SBA and (ii) actively engaged in the business of providing funds to Small Business Concerns under the SBA Act. This exemption does not apply, however, if at any time during the taxable year, a shareholder of the SBIC owns, directly or indirectly (a) a 5% or more proprietary interest in a Small Business Concern to which the SBIC provides funds or (b) 5% or more of the value of the outstanding stock of the Small Business Concern. In applying these 5% tests, ownership by members of a individual's family (as defined in Code) is treated as ownership by that individual.


                                  UNDERWRITING



     Subject to the terms and conditions set forth in the agreement (the "Underwriting Agreement") between the Company and Scott & Stringfellow, Inc. (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the Shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus.



     The Underwriting Agreement provides that the obligation of the Underwriter to purchase the Shares is subject to certain conditions. The Underwriter is committed to purchase all of the Shares (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement also provides for the payment of a $100,000 accountable expense allowance to the Underwriter to cover expenses incurred in connection with this Offering.



     The Underwriter proposes to offer the Common Stock to the public at the public offering price set forth on the cover page of the Prospectus, and to
certain dealers at such price less a concession not in excess of $       per
share. The Underwriter may allow, and such dealers may reallow to certain
dealers a discount, not in excess of $       per share. After this Offering, the
public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriter.



     The Company has granted to the Underwriter an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 120,000 additional shares of Common Stock, at the public offering price less the underwriting discount. To the extent the option is exercised, the Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to the Underwriter's commitment. The Underwriter may exercise its right to purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the Shares of Common Stock. If purchased, the Underwriter will offer such additional Shares on the same terms as those on which the 800,000 Shares are being offered. In addition, the Company has issued a warrant to the Underwriter to purchase up to 4% of the outstanding Common Stock (after giving effect to this Offering and the over-allotment option, if exercised) exercisable at a price per share equal to 115% of the Price to Public, for a period of four years commencing one year after the date of the Prospectus.

     The Company has agreed to indemnify the Underwriter or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933.



     As of the date of this Prospectus, the Company, its officers and directors, and certain shareholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of, loan, pledge or transfer (or announce any offer, sale, offer of sale, contract of sale, grant of any options to purchase or otherwise dispose of, loan, pledge or transfer) or grant any rights with respect to any shares of Common Stock or similar securities of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock of the Company without prior written consent of the Underwriter, for a period of 365 days from the date of this Prospectus. See "Shares Eligible for Future Sale."



     The Underwriter has informed the Company that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.



     In connection with this Offering, the Underwriter, (and selling group members) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriter also may create a short position for its account by selling more Common Stock in connection with this Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of this Offering to cover all or a portion of such short position. The Underwriter may also cover all or a portion of such short position, up to 120,000 shares, by exercising its over-allotment option. In addition, the Underwriters may impose "penalty bids" under contractual arrangements whereby it may reclaim from dealers participating in this Offering), for its account, the selling concession with respect to Common Stock that is distributed in this Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if undertaken, may be discontinued at any time.



     In connection with this Offering, the Underwriter (and other selling group members) may engage in passive market making transactions in the Common Stock on the Nasdaq SmallCap Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Passive market making consists of displaying bids on the Nasdaq SmallCap Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior time period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.



     Before this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Shares of Common Stock will be determined by negotiations between the Company and the Underwriter. Among the factors to be considered in determining such price will be an assessment of the Company's results of operations, an evaluation of the Company's management, future prospects of the Company and its industry in general, the relative price to earnings and book value ratios of securities of publicly-traded companies believed comparable to the Company, the prevailing conditions in the securities market and the current state of the economy in the United States.



                                 LEGAL MATTERS



     Clark & Stant, a professional corporation, Virginia Beach, Virginia, will pass on the validity of the issuance of the Shares for the Company. Kaufman & Canoles, a professional corporation, Norfolk, Virginia, will pass on certain legal matters for the Underwriter.

                    CUSTODIAN, TRANSFER AGENT AND REGISTRAR



     Pursuant to the Investment Act, the Company's portfolio securities are maintained in the custody of the Company. As required by the Investment Act, all securities and similar investments of the Company, except securities on loans collateralized to the extent of their full market value or securities that are hypothecated, pledged or placed in escrow for the account of the Company in connection with a loan or other transaction authorized by specific resolution of the Company's Board of Directors, will be deposited with a national banking association. Securities so deposited may be removed by officers of the Company only in accordance with the Investment Act. The Company currently acts as its own transfer agent and registrar. It intends to retain an independent corporate transfer agent and registrar in the immediate future.



                            REPORTS TO SHAREHOLDERS



     The Company will furnish unaudited quarterly and audited annual reports to the holders of Common Stock. The annual report will include a list of investments held by the Company.


                                    EXPERTS

     The financial statements for the fiscal years ended June 30, 1997 and 1996 and the period July 13, 1993 (inception) through June 30, 1996 included in this Prospectus have been so included in reliance on the report of Hoffman, Morrison & Fitzgerald, P.C., independent accountants, given on the authority of the firm as experts in auditing and accounting.

                        EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                              FINANCIAL STATEMENTS

                     FROM JULY 13, 1993 (DATE OF INCEPTION)

                                TO JUNE 30, 1996

                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                         AND FOR THE THREE MONTHS ENDED
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                      WITH

                        INDEPENDENT ACCOUNTANTS' REPORT

                         INDEX TO FINANCIAL STATEMENTS


                                                                                      PAGE
                                                                                    ---------
INDEPENDENT ACCOUNTANTS' REPORT..................................................      F-2

FINANCIAL STATEMENTS:

     Balance sheet at June 30, 1997 and September 30, 1997 (unaudited)...........      F-3

     Statements of operations for the years ended June 30, 1997 and 1996 and for the period July 13, 1993 (date of inception) to June 30, 1996 and for the
      three months ended September 30, 1997 and 1996 (unaudited).................      F-4

     Statements of changes in stockholders' equity for the years ended June 30,
      1997 and 1996 and for the period July 13, 1993 (date of inception) to June
      30, 1996 and for the three months ended September 30, 1997 and 1996
      (unaudited)................................................................      F-5

     Statements of cash flows for the years ended June 30, 1997 and 1996 and for the period July 13, 1993 (date of inception) to June 30, 1996 and for the
      three months ended September 30, 1997 and 1996 (unaudited).................      F-6

NOTES TO FINANCIAL STATEMENTS....................................................   F-7-F-13

                        INDEPENDENT ACCOUNTANTS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
  EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION
     Norfolk, Virginia

We have audited the accompanying balance sheet of EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION as of June 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1997 and 1996 and for the period July 13, 1993 (date of inception) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION as of June 30, 1997, and the results of its operations and its cash flows for the years ended June 30, 1997 and June 30, 1996, and for the period July 13, 1993 (date of inception) to June 30, 1996, in conformity with generally accepted accounting principles.

As explained in the note B, the financial statements include securities valued at $1,532,726 at June 30, 1997 (39% of total assets), whose values have been estimated by the Executive Committee of the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Executive Committee in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe that procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

HOFFMAN, MORRISON & FITZGERALD, P.C.

McLean, Virginia
August 2, 1997 except Note H

     which is as of December 12, 1997

                        EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                                 BALANCE SHEETS


                                                                                       SEPTEMBER
                                                                                          30,
                                                                        JUNE 30,          1997
                                                                          1997        ------------
                                                                       -----------    (UNAUDITED)
                                              ASSETS
Investments in equity securities at fair value, cost of $1,140,000
  at June 30, 1997 and $1,564,900 at September 30, 1997.............   $ 1,532,726     $1,771,135
Cash and cash equivalents...........................................     2,329,148      1,870,319
Interest receivable.................................................         5,729         11,659
Prepaid expenses....................................................                       10,738
Dividend receivable.................................................                       13,438
Income taxes receivable.............................................        16,162         31,626
                                                                       -----------    ------------
                                                                         3,883,765      3,708,915
Property and equipment:
     Furniture and fixtures.........................................        32,231         32,456
     Leasehold improvements.........................................        20,766         20,766
                                                                       -----------    ------------
                                                                            52,997         53,222
Less: accumulated depreciation......................................        (3,038)        (4,537)
                                                                       -----------    ------------
                                                                            49,959         48,685
Other assets:
     Deferred costs, (net of accumulated amortization of $3,016 at
      June 30, 1997 and $3,276 at September 30, 1997)...............        38,626         38,366
     Deferred costs.................................................            --         88,868
                                                                       -----------    ------------
                                                                            38,626        127,234
                                                                       -----------    ------------
                                                                       $ 3,972,350     $3,884,834
                                                                        ==========     ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses...............................   $       931     $   94,247
Deferred income taxes...............................................       131,332         71,534
                                                                       -----------    ------------
     Total liabilities..............................................       132,263        165,781
Commitments.........................................................            --             --
Stockholders' Equity:
     Common stock, $1 par value, 1,500,000 shares authorized,
      568,900 shares issued and outstanding.........................       568,900        568,900
     Preferred stock, $1 par value, 25,000 shares authorized, no
      shares issued and outstanding.................................            --             --
     Additional paid-in capital.....................................     5,041,100      5,041,100
     Net unrealized appreciation on investments.....................       238,094        118,255
     Undistributed accumulated earnings (deficit)...................        (2,007)        (3,202)
     Stockholders' notes receivable.................................    (2,006,000)    (2,006,000)
                                                                       -----------    ------------
          Total stockholders' equity................................     3,840,087      3,719,053
                                                                       -----------    ------------
                                                                       $ 3,972,350     $3,884,834
                                                                        ==========     ==========
          Net asset value per common share..........................   $      6.75     $     6.38
                                                                        ==========     ==========

                        EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                            STATEMENTS OF OPERATIONS


                                                                 CUMULATIVE
                                                               FROM INCEPTION            THREE MONTHS
                                        YEAR ENDED JUNE 30,    (JULY 13, 1993)              ENDED
                                        -------------------          TO                 SEPTEMBER 30,
                                         1996        1997       JUNE 30, 1996     --------------------------
                                        -------    --------    ---------------       1996           1997
                                                                                  -----------    -----------
                                                                                  (UNAUDITED)    (UNAUDITED)
Operating income:
     Interest on loans...............   $    --    $  9,430       $      --         $    --       $   1,301
     Dividends.......................        --          --              --              --          22,863
                                        -------    --------        --------         -------         -------
                                             --       9,430              --              --          24,164
     Interest on cash equivalents....    42,262     166,573          51,217          52,054          24,043
                                        -------    --------        --------         -------         -------
          Total interest and
            dividends................    42,262     176,003          51,217          52,054          48,207
     Other income....................    17,255      37,450          17,255           2,400           5,350
                                        -------    --------        --------         -------         -------
          Total operating income.....    59,517     213,453          68,472          54,454          53,557
Operating expenses:
     Management fees.................    16,549      52,000          16,549          13,000          13,500
     Salary and benefits.............    27,071      41,965          27,071           7,856          12,691
     Legal and accounting............     3,962      33,678          17,962           5,300          21,095
     Rent............................     1,633      20,919           3,658           5,899           4,305
     Insurance.......................        --      17,257              --           4,768           4,534
     SBA audit expense fee...........        --       7,450              --              --              --
     Depreciation and amortization...        --       6,054              --             595           1,759
     Custodial fees..................        --       2,917              --           3,000             167
     Other operating expenses........    10,562      23,136          30,562           3,055           5,313
                                        -------    --------        --------         -------         -------
          Total operating expenses...    59,777     205,376          95,802          43,473          63,364
                                        -------    --------        --------         -------         -------
Net operating income (loss) before
  net change in unrealized
  appreciation on investments and
  provision for income taxes.........      (260)      8,077         (27,330)         10,981          (9,807)
Provision (benefit) for income
  taxes..............................    (7,346)    (11,780)         (5,466)          1,008          (8,612)
                                        -------    --------        --------         -------         -------
Net operating income.................     7,086      19,857         (21,864)          9,973          (1,195)
Change in unrealized appreciation on
  investments, net of provision for
  income taxes of $154,632 for June
  30, 1997...........................        --     238,094              --              --        (119,939)
                                        -------    --------        --------         -------         -------
Net income (loss)....................   $ 7,086    $257,951       $ (21,864)        $ 9,973       $(121,034)
                                        =======    ========        ========         =======         =======
Net income per common share..........   $  0.96    $   0.46                         $  0.02       $   (0.21)
                                        =======    ========                         =======         =======
Weighted average number of common
  shares and common share equivalents
  outstanding........................     7,386     562,117                         554,847         568,900
                                        =======    ========                         =======         =======

                        EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                              NET
                                                           COMMON STOCK                                    UNREALIZED
                                          ----------------------------------------------    ADDITIONAL    APPRECIATION
                                            SHARES                   SHARES                  PAID-IN           ON
                                          SUBSCRIBED     AMOUNT      ISSUED      AMOUNT      CAPITAL      INVESTMENTS
                                          ----------    ---------    -------    --------    ----------    ------------
Balance, July 13, 1993
Issuance of common stock to founders...                                5,400    $  5,400    $   48,600      $     --
Common stock subscribed................      29,900     $  29,900                              269,100
Stock issuance costs incurred in
  connection with proposed private
  placement............................                                                        (66,000)
Collections on stock subscription
  receivable...........................
Net operating income (loss)............
                                          ---------     ---------    --------   --------    -----------     --------
Balance, June 30, 1994.................      29,900        29,900      5,400       5,400       251,700            --
Common stock issued pursuant to March
  1994 private placement...............                                2,400       2,400        39,600
Stock issuance costs incurred in
  connection with private placement....                                                        (13,000)
Common stock subscribed................     354,700       354,700                            3,192,300
Collections on stock subscriptions
  receivable...........................
Net operating income (loss)............
                                          ---------     ---------    --------   --------    -----------     --------
Balance, June 30, 1995.................     384,600       384,600      7,800       7,800     3,470,600            --
Common stock issued pursuant to March
  1994 private placement...............    (529,600)     (529,600)   529,600     529,600
Common stock subscribed................     250,400       250,400                            2,253,600
Common stock subscriptions cancelled...     (79,400)      (79,400)                            (737,100)
Collections on stock subscriptions
  receivable...........................
Issuance of shareholders' notes
  receivable...........................
Net operating income (loss)............
                                          ---------     ---------    --------   --------    -----------     --------
Balance, June 30, 1996.................      26,000        26,000    537,400     537,400     4,987,100            --
Common stock issued pursuant to March
  1994 private placement...............     (26,000)      (26,000)    31,500      31,500        54,000
Proceeds from shareholders' notes
  receivable...........................
Net operating income (loss)............
Net unrealized appreciation on
  investments..........................                                                                      238,094
                                          ---------     ---------    --------   --------    -----------     --------
Balance, June 30, 1997.................          --            --    568,900     568,900     5,041,100       238,094
Net operating income...................
Net unrealized appreciation on
  investments..........................                                                                     (119,839)
                                          ---------     ---------    --------   --------    -----------     --------
Balance, September 30, 1997
  (unaudited)..........................          --     $      --    568,900    $568,900    $5,041,100      $118,255
                                          =========     =========    ========   ========    ===========     ========


                                         UNDISTRIBUTED
                                          ACCUMULATED         STOCK        SHAREHOLDERS'        TOTAL
                                           EARNINGS       SUBSCRIPTIONS        NOTES        STOCKHOLDERS'
                                           (DEFICIT)       RECEIVABLE       RECEIVABLE         EQUITY
                                         -------------    -------------    -------------    -------------
Balance, July 13, 1993
Issuance of common stock to founders...    $      --       $        --      $                $    54,000
Common stock subscribed................                       (299,000)                               --
Stock issuance costs incurred in
  connection with proposed private
  placement............................                                                          (66,000)
Collections on stock subscription
  receivable...........................                         21,000                            21,000
Net operating income (loss)............       (1,929)                                             (1,929)
                                            --------       -----------      -----------      -----------
Balance, June 30, 1994.................       (1,929)         (278,000)                            7,071
Common stock issued pursuant to March
  1994 private placement...............                                                           42,000
Stock issuance costs incurred in
  connection with private placement....                                                          (13,000)
Common stock subscribed................                     (3,547,000)                               --
Collections on stock subscriptions
  receivable...........................                        308,800                           308,800
Net operating income (loss)............      (27,021)                                            (27,021)
                                            --------       -----------      -----------      -----------
Balance, June 30, 1995.................      (28,950)       (3,516,200)              --          317,850
Common stock issued pursuant to March
  1994 private placement...............                                                               --
Common stock subscribed................                     (2,504,000)                               --
Common stock subscriptions cancelled...                        819,000                             2,500
Collections on stock subscriptions
  receivable...........................                      5,201,200                         5,201,200
Issuance of shareholders' notes
  receivable...........................                                      (2,016,000)      (2,016,000)
Net operating income (loss)............        7,086                                               7,086
                                            --------       -----------      -----------      -----------
Balance, June 30, 1996.................      (21,864)               --       (2,016,000)       3,512,636
Common stock issued pursuant to March
  1994 private placement...............                                                           59,500
Proceeds from shareholders' notes
  receivable...........................                                          10,000           10,000
Net operating income (loss)............       19,857                                              19,857
Net unrealized appreciation on
  investments..........................                                                          238,094
                                            --------       -----------      -----------      -----------
Balance, June 30, 1997.................       (2,007)               --       (2,006,000)       3,840,087
Net operating income...................       (1,195)                                             (1,195)
Net unrealized appreciation on
  investments..........................                                                         (119,839)
                                            --------       -----------      -----------      -----------
Balance, September 30, 1997
  (unaudited)..........................    $   3,202       $        --      $(2,006,000)     $ 3,719,053
                                            ========       ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                        EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                           CUMULATIVE
                                                                         FROM INCEPTION            THREE MONTHS
                                               YEAR ENDED JUNE 30,       (JULY 13, 1993)              ENDED
                                            -------------------------      TO JUNE 30,            SEPTEMBER 30,
                                               1996          1997             1996          --------------------------
                                            ----------    -----------    ---------------       1996           1997
                                                                                            -----------    -----------
                                                                                            (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net operating income and change in
    unrealized appreciation on
    investments..........................   $    7,086    $   257,951      $   (21,864)     $     9,973    $  (121,034)
    Loans made...........................   --  ......       (400,000)              --               --             --
    Investments made.....................           --     (1,140,000)              --               --       (424,900)
    Principal collected on loans made....           --        400,000               --               --             --
  Adjustments to reconcile net operating
    income and change in unrealized
    appreciation on investments to cash
    used in operating activities:
      Change in unrealized appreciation
         on investments..................           --       (392,726)              --               --        186,491
      Depreciation and amortization......           --          6,054               --              595          1,759
      Deferred income taxes..............      (17,500)       148,832          (17,500)          (1,500)       (59,798)
    Increase (decrease) in cash due to
      changes in:
      Interest receivable................           --         (5,729)              --          (33,769)        (5,930)
      Income taxes receivable............           --        (16,162)              --               --        (15,464)
      Dividend receivable................           --             --               --               --        (13,438)
      Prepaid expense....................           --             --               --          (12,278)       (10,738)
      Accounts payable and accrued
         expenses........................       16,682       (114,058)         114,989         (111,418)        93,316
      Income taxes payable...............        6,538         (8,393)           8,393           (3,414)            --
                                            ----------    -----------    ---------------    -----------    -----------
         Net cash provided by (used in)
           operations....................       12,806     (1,264,231)          84,018         (151,811)      (367,736)
                                            ----------    -----------    ---------------    -----------    -----------
Cash flows from investing activities:
  Proceeds from notes receivable--
    shareholders.........................           --         65,000               --           60,000             --
  Decrease in restricted cash held for
    stock subscriptions..................      405,611             --               --               --             --
  Purchase of property and equipment.....           --        (52,997)              --          (13,401)          (255)
  Increase in organization costs.........      (31,109)          (390)         (41,252)          78,610             --
                                            ----------    -----------    ---------------    -----------    -----------
         Net cash provided by (used in)
           investing activities..........      374,502         11,613          (41,252)         125,209           (255)
                                            ----------    -----------    ---------------    -----------    -----------
Cash flows from financing activities:
  Net proceeds from issuance of common
    stock................................    3,185,200          5,000        3,534,000          (69,000)            --
  Proceeds from short term debt..........       19,000             --           19,000               --             --
  Curtailments of short term debt........           --        (19,000)              --          (19,000)            --
  Deferred costs.........................           --             --               --               --        (88,868)
                                            ----------    -----------    ---------------    -----------    -----------
         Net cash flow provided by (used
           in) financing activities......    3,204,200        (14,000)       3,553,000          (88,000)       (88,868)
                                            ----------    -----------    ---------------    -----------    -----------
Net increase (decrease) in cash and cash
  equivalents............................    3,591,508     (1,266,618)       3,595,766         (114,602)      (458,829)
Cash and cash equivalents, beginning of
  year...................................        4,258      3,595,766               --        3,595,766      2,329,148
                                            ----------    -----------    ---------------    -----------    -----------
Cash and cash equivalents, end of year...   $3,595,766    $ 2,329,148      $ 3,595,766      $ 3,481,164    $ 1,870,319
                                            ==========    ============    ============       ==========     ==========
Supplemental disclosure of non-cash financing activities:
Stock were issued in the amount of $2,016,000 in partial exchange for notes receivable in 1996.
Stock was issued in the amount of $55,000 in partial exchange for notes receivable in 1997.

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Nature of Business -- Eastern Virginia Small Business Investment Corporation ("the Company") was incorporated in the Commonwealth of Virginia on July 13,1993 and is a closed-end investment company licensed by the Small Business Administration (the "SBA") as a Small Business Investment Corporation ("SBIC") under the Small Business Investment Act of 1958, as amended (the "SBA Act"). The Company makes equity investments in, and provides loans to, small business concerns to finance their growth, expansion and development.



     The Company operated as a development stage company through its fiscal year ended June 30, 1996. The Company made its first loan to a small business concern in October, 1996. The Company made its first equity investment in November, 1996, and subsequently made four other investments in the fiscal year ended June 30, 1997.



     Beginning March 21, 1994, the Company authorized the issuance of 1,000,000 shares of its common stock in a private placement for $1,000 per share ($1 par value) pursuant to a private placement memorandum. As of June 30, 1996, the Company closed the offering, ultimately issuing 568,300 shares of common stock with aggregate net cash proceeds, after $79,000 of offering costs, of $3,598,000.


     On July 28,1995, the Company submitted its application to the SBA and on May 14, 1996 was granted a license to operate as an SBIC.

     Basis of Presentation and Use of Estimates -- These financial statements are prepared in accordance with generally accepted accounting principles. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- The Company considers all highly liquid securities purchases with insignificant interest rate risk and original maturities of three months or less at the acquisition date to be cash equivalents. Cash and cash equivalents consisted of the following at:


                                                                                SEPTEMBER 30, 1997
                                                               JUNE 30, 1997    ------------------
                                                               -------------    (UNAUDITED)
    Cash....................................................    $    19,678         $  270,319
    Certificate of Deposit..................................        100,000            100,000
    Repurchase agreements...................................      1,500,000          1,500,000
                                                               -------------    ------------------
         Total..............................................    $ 2,329,148         $1,870,319
                                                                 ==========     ==============



     On June 30, 1997 and September 30, 1997, the Company had purchased $2,209,470 and $1,500,000, respectfully, of overnight repurchase agreements collateralized by U.S. government securities under agreements to resell on July 1, 1997 and October 1, 1997. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were instead held for the Company by a bank.


     Investment Valuation -- Investments are carried at value, as determined by the Executive Committee of the Board of Directors. The Company through its Board of Directors has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 12 of the Code of Federal Regulations (the "Policy"). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Interest-bearing securities are valued in an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) guidelines. Equity securities of publicly traded companies are generally valued at their quoted market price discounted for the effect of restrictions on the sale of such securities. Discounts range from 0% to 40%.

     Realized and Unrealized Gain or Loss on Investments -- Realized gains or losses are recorded upon disposition of investments, calculated on the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in the value of investments, including any provision for losses, are included as changes in the unrealized appreciation or depreciation in the statement of operations.

     Recognition of Interest and Dividend Income -- Interest income is recorded on the accrual basis to the extent that management anticipates that such amounts will be collected. In all other cases, an entry is made to accrue interest, but the unpaid interest is monitored, and interest is recorded upon receipt. Dividend income is recognized on the ex-dividend date or the record date.

     Income taxes -- Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the treatment of start-up expenses and the appreciation of the Company's investments. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered.

     Depreciation and amortization -- Property and equipment are stated at cost. Depreciation is determined using the straight-line method over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the life of the related lease.


     Organization Costs -- Organization costs of $41,642 at June 30, 1997 and September 30, 1997, which consist of incorporation costs and expenses, SBA license application fees and professional fees, are being amortized over a sixty-month period.



     Deferred Costs -- Deferred costs at September 30, 1997 consisted of legal, accounting and other expenses associated with specific incremental costs directly attributable to the planned initial public offering ("IPO"), which will be charged against the gross proceeds of the offering. In the event the offering is not completed, the costs will be charged to expense at that time.


     Net Income Per Common Share -- The computation of net income per common share is based on the weighted average number of common shares and common share equivalents outstanding during the period.

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

B.  INVESTMENTS

     As of June 30, 1997 and September 30, 1997, investments in small business concerns were as follows:


                                                  JUNE 30, 1997             SEPTEMBER 30, 1997
                                             ------------------------    ------------------------
                                                COST         VALUE          COST         VALUE
                                             ----------    ----------    ----------    ----------
                                                                               (UNAUDITED)
    Financial Services Company, located in
      eastern Virginia -- purchased 700
      shares of its 1996 Preferred Stock
      in November 1996, par value $1,000
      per share, annual cumulative
      preferred dividend of 10%, payable
      annually within fifteen days from
      the anniversary purchase date, for
      an aggregate purchase of $700,000.
      The Company also received a stock
      purchase warrant exercisable for the
      purchase of 125 shares of Voting
      Common Stock at $1.00 per share. The
      Company made a short term secured
      loan of $50,000 in October 1996 at
      an annual rate of interest of 10%.
      The note was paid in full, with
      accrued interest of approximately
      $490 in November 1996. .............   $  700,000    $  874,410    $  700,000    $  896,810
    High Tech Communications Company,
      located in Chicago, Illinois -- loan
      made on December 23, 1996 for
      $350,000, secured by collateral of
      an affiliate company, 10% annual
      interest rate, payable quarterly,
      five year term. The loan was paid in
      full, with accrued interest of
      approximately $8,900, in March 1997.
      The Company was also granted a stock
      purchase warrant exercisable from
      the date of grant at originally
      $1.50 per share for the purchase of
      245,000 shares of Voting Common
      Stock. In June 1997, the exercise
      price was reduced to $1.02 per share
      in exchange for the Company agreeing
      to exercise the warrant. In February
      1997, in consideration for release
      of certain collateral, the portfolio
      company agreed to grant the Company
      an additional warrant to purchase
      56,000 shares of Voting Common Stock
      exercisable at $2.00 per share. In
      July 1997, the Company exercised
      245,000 warrants at $1.02 per
      share. .............................   $       --    $  208,891    $  249,900    $  249,900

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

                                                  JUNE 30, 1997             SEPTEMBER 30, 1997
                                             ------------------------    ------------------------
                                                COST         VALUE          COST         VALUE
                                             ----------    ----------    ----------    ----------
                                                                               (UNAUDITED)

B.  INVESTMENTS -- (CONTINUED)

    Finance Company, located in eastern
      Virginia -- purchased 500 shares of
      its Convertible Preferred Stock in
      January, 1997, par value $280 per
      share, annual cumulative dividend
      rate of 9%, for an aggregate
      purchase price of $140,000. ........   $  140,000    $  146,300    $  140,000    $  146,300
    Meat Processing Company, located in
      eastern Virginia -- purchased 125
      shares of its 1997 Preferred Stock
      in April 1997, par value $1,000 per
      share, annual dividend rate of 10%,
      for an aggregate investment of
      $125,000. The Company was also
      granted a stock purchase warrant
      exercisable from the date of grant
      at $.10 per share for the purchase
      of 1,177 Voting Common Stock. ......      125,000       128,125       125,000       128,125
    Sales and Service Company, located in
      eastern Virginia -- purchased 100
      shares of its Series A Redeemable
      Preferred Stock on May 30, 1997, par
      value $1,750 per share, annual
      cumulative dividend rate of 13%, for
      an aggregate purchase price of
      $175,000. The Company was also
      granted a stock purchase warrant
      exercisable from the date of grant
      at $1.00 per share for the purchase
      of up to 4% of the outstanding
      Voting Common Shares. In July 1997,
      the Company purchased an additional
      100 shares of its Series A
      Redeemable Preferred Stock at $1,750
      per share. .........................   $  175,000    $  175,000    $  350,000    $  350,000
                                             ----------    ----------    ----------    ----------
                                             $1,140,000    $1,532,726    $1,564,900    $1,771,135
                                              =========     =========     =========     =========


C.  STOCKHOLDERS' NOTES RECEIVABLE


     In connection with the Company's private placement memorandum, dated March 21, 1994, the Company sold shares of common stock to accredited investors for 50% of the subscription price paid in cash and the balance financed by a non-interest bearing demand recourse promissory note. The Company holds the issued shares as collateral for the note until the note is paid in full. Other investors that purchased shares in this private placement elected to pay all cash for their shares at the time of issuance. As of June 30, 1997 and September 30, 1997, $2,006,000, of these notes were outstanding.



     On December 3, 1997, the Board of Directors of the Company authorized the officers of the Company to demand that the shareholders repay the notes on or before December 31, 1999. Notice of this demand was sent to the shareholders on December 11, 1997.

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

D.  INCOME TAXES

     The provision for income taxes consists of the following:


                                               YEAR ENDED JUNE 30,     THREE MONTHS     THREE MONTHS
                                              ---------------------        ENDED            ENDED
                                                1997         1996      SEPTEMBER 30,    SEPTEMBER 30,
                                              ---------    --------        1997             1996
                                                                       -------------    -------------
                                                                        (UNAUDITED)      (UNAUDITED)
    Current income tax expense (benefit)...   $  (5,980)   $ 10,154      $ (15,466)       $   2,503
    Deferred income tax expense
      (benefit)............................     148,832     (17,500)       (59,793)          (1,500)
                                              ---------    --------    -------------    -------------
                                                142,852      (7,346)       (75,264)           1,003
    Amount included in change in Unrealized
      appreciation on Investments..........    (154,632)         --         66,652               --
                                              ---------    --------    -------------    -------------
         Total income tax benefit..........   $ (11,780)   $ (7,346)     $  (8,612)       $   1,003
                                              =========    ========     ==========       ==========


     In accordance with Regulation S-X, Article 6, the income tax expense associated with the unrealized appreciation in investments is shown as a reduction of the unrealized appreciation in investments.

     Deferred tax assets and liabilities consist of the following:


                                                                                    SEPTEMBER 30,
                                                                                        1997
                                                                   JUNE 30, 1997    -------------
                                                                   -------------    (UNAUDITED)
    Deferred tax assets:
         Depreciation and amortization..........................     $  23,300        $  16,446
         Less: valuation allowance..............................            --               --
                                                                   -------------    -------------
              Total net tax provision (benefit).................        23,300          (16,446)
                                                                   -------------    -------------
    Deferred tax liabilities:
         Appreciation in investments............................       154,632           87,930
                                                                   -------------    -------------
              Total deferred income tax liability...............     $ 131,332        $  71,534
                                                                    ==========       ==========


E.  RELATED PARTY TRANSACTIONS

     During the fiscal years ended June 30, 1997 and 1996, the Company paid to a company owned by an officer and director of the Company management fees of $52,000 and $16,000, respectively, and expenses associated with his role with the Company.


     During the three months ended September 30, 1997 and 1996, the Company paid to a company owned by an officer and director of the Company management fees of $13,500 and $13,000, respectively, and expenses associated with his role with the Company.



     During the fiscal year June 30, 1996, an officer and director of the Company loaned $19,000 to the Company, non-interest bearing. The amount was repaid on July 31, 1996. This expense is classified in management fees in the accompanying statements of operations.


F.  COMMITMENTS

     The Company leases office space under a non-cancelable operating lease, dated August 20,1996. The office lease provides for a term of five years and two months commencing on November 1, 1996 and ending on December 31, 2001, with increases in the base rental rate in years 1998 through 2001.

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

F.  COMMITMENTS -- (CONTINUED)
     On February 1, 1997, the Company entered into a sub-lease agreement with a company in which it has invested. The sub-lease agreement provides for the same term as the prime lease, except that this sub-lease may be terminated by either party on 90 days notice.

     Minimum future lease payments under the non-cancelable operating lease, and the offsetting anticipated sub-lease income, are as follows for each of the years ending June 30:

                                                    PRIME      SUB-LEASE
                                                    LEASE       INCOME        NET
                                                   --------    ---------    -------
                1998............................   $ 26,262     $ 8,575     $17,687
                1999............................     27,586       8,995      18,591
                2000............................     28,824       9,415      19,409
                2001............................     30,102       9,835      20,267
                2002............................     15,372       5,880       9,492
                                                   --------    ---------    -------
                                                   $128,146     $42,700     $85,446
                                                   ========     =======     =======


     Net rent expense for the years ended June 30, 1997 and 1996 was $20,919 and $1,633, respectively, and is included in operating expenses in the accompanying statements of operations.


G.  CONCENTRATIONS OF CREDIT RISK


     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts in a commercial bank located in Virginia. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per financial institution. At June 30, 1997 and September 30, 1997, the Company had approximately $22,000 and $251,795, respectively, in uninsured cash balances with a bank.



     Cash equivalents are principally maintained in U.S. government securities. These cash equivalents are not insured by the FDIC, but are collateralized by the underlying assets of the federal government. At June 30, 1997 and September 30, 1997, these cash equivalents totaled $2,209,470 and $1,500,000, respectively.


H.  SUBSEQUENT EVENTS


INVESTMENTS



     In July 1997, the Company exercised the stock purchase warrant of the high tech communications company, as described in Note B, for 245,000 shares of Voting Common Shares at $1.02 per share, for an additional investment of $249,900. On December 10, 1997, the Company made an additional five year loan of $350,000, convertible, at the Company's option into common stock at the conversion rate of $1.25 per share. The interest rate is 12% payable quarterly. The Company received a warrant to acquire 210,000 additional shares of common stock at $1.50 per share, 35,000 of which are immediately exercisable, with the remainder to be exercisable in 35,000 share increments on each of the five subsequent anniversary dates of the issuance of the warrant, assuming at each applicable anniversary date, the loan is outstanding.


     In July 1997, the Company also purchased an additional $175,000 of the Series A Preferred Stock of the sales and service company, as described in Note B, and acquired an additional common stock purchase warrant, exercisable at $1.00 per share for 44 shares of common stock.


     On November 3, 1997, the Company purchased $700,000 of preferred stock of a small business concern engaged in manufacturing safes and security doors. It also exercised a warrant for 9% of the outstanding shares of common stock of this company for which it paid $989. The dividend rate on the preferred stock is 14% and

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

H.  SUBSEQUENT EVENTS -- (CONTINUED)

a 10% annual return is payable quarterly, of which 4% of the 10% annual return dividend can be compounded annually and deferred to the end of the fifth year.



INITIAL PUBLIC OFFERING



     On December 8, 1997, the Board of Directors authorized the Company to issue and sell to the public up to 800,000 shares of common stock (920,000 shares if the underwriter's over allotment is exercised) at such price as is finally negotiated between the Company and the underwriter. The Company has engaged an underwriter for this transaction. If successful with this offering, the Company intends to apply for listing of its common stock on the NASDAQ Small Cap Market, when and if, the Company meets the listing requirements.



     In September, 1997, the Board of Directors submitted to vote and on October 15, 1997, the stockholders approved the amendment of the Company's Articles of Incorporation authorizing an increase in the number of authorized shares of common stock from 25,000 shares to 1,500,000 shares and declaring a one hundred-for-one stock split prior to the effective date of the proposed public offering. The stock split has been implemented by a stock dividend of 99 shares for each share outstanding to shareholders of record on September 10, 1997. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in-capital to common stock the par value of the additional shares arising from the split. In addition, all references to numbers of shares, per share amounts and market prices of common stock have been restated to reflect the stock split.



     The Board of Directors has submitted to a vote of the stockholders the amendment of the Company's Articles of Incorporation authorizing an increase in the number of authorized shares or common stock from 1,500,000 shares to 10,000,000 shares. In addition, the Board of Directors has submitted to a vote of the stockholders to change the legal name of the Company to Waterside Capital Corporation and to a vote of the stockholders to implement a qualified and non-qualified stock option plan.



RELATED PARTY TRANSACTIONS



     As of July 1997, the Company entered into a management contract with a company owned by the Company's President and Chief Executive Officer. The contract is for a five year term with an annual fee of $78,000 payable monthly, plus health insurance benefits. The contract also contains a non-compete provision for two years after the termination of the contract in the southeastern Virginia territory.



     Effective December 1, 1997, the Company's President and Chief Executive Officer became an employee of the Company entering into a five year employment contract with an annual salary of $130,000, plus reimbursement of expenses incurred while performing services for the Company and health insurance benefits. The contract also contains a non-compete provision for two years after the termination of the contract in the southeastern Virginia territory.

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------


    NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFER MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS COMPANY NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK IN ANY JURISDICTION WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SAID OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                               ------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary....................   3
Summary Financial Information.........   5
Risk Factors..........................   6
Use of Proceeds.......................  10
Dividend Policy.......................  10
Capitalization........................  11
Management Discussion and Analysis of
  Financial Condition and Results of
  Operations..........................  12
Business..............................  14
Investment Policies...................  19
Determination of Net Asset Value......  21
Management............................  23
Principal Shareholders................  28
Description of Capital Stock..........  28
Regulation............................  31
Shares Eligible for Future Sale.......  32
Special Income Tax Provisions
  Applicable To The Company...........  32
Underwriting..........................  33
Legal Matters.........................  34
Custodian, Transfer Agent and
  Registrar...........................  35
Reports to Shareholders...............  35
Experts...............................  35
Index to Financial Statements......... F-1


                               ------------------
     UNTIL                       , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING) ALL PERSONS EFFECTING TRANSACTIONS IN COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
                                 800,000 SHARES

                                EASTERN VIRGINIA
                                 SMALL BUSINESS
                                   INVESTMENT
                                  CORPORATION
                    A SMALL BUSINESS INVESTMENT CORPORATION

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS

                            ------------------------

                           SCOTT & STRINGFELLOW, INC.

                                                , 1997

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------

                                    PART III

ITEM 29. MARKETING ARRANGEMENTS


     Reference is made to the information contained in the Prospectus under the caption "Underwriter."


ITEM 30. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting discounts and commissions and compensation to authorized agents, are, subject to future contingencies, estimated to be as follows:


    SEC Registration Fee.....................................................   $3,624.25
    Legal Fees and Expenses..................................................       *
    Accounting Fees and Expenses.............................................       *
    Blue Sky Fees and Expenses...............................................       *
    Accountable Expense Allowance to Underwriter.............................     100,000
    Printing Expenses........................................................       *
    Miscellaneous............................................................       *
              Total..........................................................   $ 400,000
                                                                                 ========


     --------------------
     *To be filed by amendment

ITEM 31. RELATIONSHIP WITH REGISTRANT OF EXPERTS NAMED IN REGISTRATION STATEMENT

     Not applicable.

ITEM 32. RECENT SALES OF UNREGISTERED SECURITIES


     Between February 1994 and February 1997, the Registrant sold 568,900 shares of Common Stock, par value $1 per share, for $5,689,000 at $10 per share. There were no principal underwriters. All securities were sold pursuant to exemptions under the Securities Act of 1933 to five founders, 79 "accredited investors" and three "non-accredited" investors, as defined in the Securities Act of 1933 (the "Securities Act"), as follows:.



                                                                              NUMBER OF SHARES OF
                NAME OF SHAREHOLDER                     DATE OF PURCHASE     COMMON STOCK PURCHASED
----------------------------------------------------   -------------------   ----------------------
Hansen, Eugene W. ..................................    February 7, 1994                 200
Fox, Eric L. .......................................    February 7, 1994                 100
Lindauer, J. Alan...................................    February 7, 1994                 100
Richardson, Philip W. ..............................    February 7, 1994                 100
Baker, Samantha L. .................................    February 7, 1994                 100
Hansen, Eugene W., IRA Prudential Securities
  Custodian.........................................       May 6, 1994                 4,800
Meredith, Peter M., Jr. ............................    November 14, 1994                500
Lindauer, J. Alan...................................    November 14, 1994                500
Davenport & Co. of Va., Inc. fbo Eugene W. Hansen,
  IRA...............................................    December 5, 1994                 500
Low, Robert I. .....................................    December 10, 1994                500
Fox, Eric L. .......................................    February 2, 1995                 400
Meredith Realty Holding Company, L.L.C. ............      June 30, 1996               10,000
Chisman, J. W. W., Jr. .............................      June 30, 1996               10,000
Industrial Development Authority of York County.....      June 30, 1996                5,000
White, Corbin B. ...................................      June 30, 1996                5,000
JFR Reinsurance Co., Ltd. ..........................      June 30, 1996                5,000
Miller, Augustus C. ................................      June 30, 1996               10,000
Virginia Beach Federal Savings Bank.................      June 30, 1996               10,000

                                                                              NUMBER OF SHARES OF
                NAME OF SHAREHOLDER                     DATE OF PURCHASE     COMMON STOCK PURCHASED
----------------------------------------------------   -------------------   ----------------------
Kavadias, Gabriel...................................      June 30, 1996                5,000
Santiago, Gloria A. ................................      June 30, 1996                  500
William A. Gooch Trust..............................      June 30, 1996               10,000
Nelson, J. Brock....................................      June 30, 1996                  500
Scott & Stringfellow, Inc. fbo Victor Cabanas, MD
  IRA...............................................      June 30, 1996                5,000
Uy, Gregorio C. ....................................      June 30, 1996                5,000
Miller, Jerrold L. .................................      June 30, 1996                5,000
Irwin, R. Thomas Dobson Revocable Living Trust......      June 30, 1996                5,000
Santos, Amelia L. ..................................      June 30, 1996                5,000
Commerce Bank.......................................      June 30, 1996               35,000
Hampton Roads Chamber Foundation....................      June 30, 1996                5,000
Ornstein, Yevrah....................................      June 30, 1996                5,000
Ornstein, Richard G. ...............................      June 30, 1996               10,000
James C. Nocito, Inc. Profit Sharing................      June 30, 1996                5,000
Farrell, Paul J. & Lynne G. ........................      June 30, 1996                5,000
Andrews, J. E. .....................................      June 30, 1996               10,000
York Oil Company Profit Sharing.....................      June 30, 1996                5,000
Rogelio F. Arcuino, MD Profit Sharing Plan..........      June 30, 1996               10,000
Garden Capital Acquisitions, L.L.C. ................      June 30, 1996                5,000
Domestic Virginia Partnership.......................      June 30, 1996                5,000
Irving, D. P. ......................................      June 30, 1996                5,000
AutoInfo Finance of Virginia, Inc. .................      June 30, 1996               20,000
Davis Oil Company Employee Trust....................      June 30, 1996               11,000
Portsmouth Industrial Foundation....................      June 30, 1996                5,000
The Manfred and Sonya Bloch Revocable Trust.........      June 30, 1996                5,000
Hall, Joseph B. ....................................      June 30, 1996               10,000
Old Dominion University Research Foundation.........      June 30, 1996               10,000
Old, William W. ....................................      June 30, 1996                5,000
Patten, Donald N. ..................................      June 30, 1996                5,000
Resource Bank.......................................      June 30, 1996                5,000
Signet Bank.........................................      June 30, 1996               10,000
Old Point National Bank.............................      June 30, 1996                5,000
Cooper, David J. ...................................      June 30, 1996                5,000
Smith, L.A. Jr. & V.K. .............................      June 30, 1996                2,000
Goodloe, Norman.....................................      June 30, 1996               20,000
Kayes, Micheal T. ..................................      June 30, 1996                5,000
Pallet, Claude Stanley..............................      June 30, 1996                3,000
Pomar Holding Company, L.L.C. ......................      June 30, 1996               10,000
Mastracco, Vincent J., Jr. .........................      June 30, 1996                5,000
Juanarena, Douglas B. ..............................      June 30, 1996                8,000
Chisman, J. W. W., Jr. .............................      June 30, 1996                1,000
J. Daniel Ballard & Henry U. Harris III.............      June 30, 1996                5,000
Ehrenzeller, Charles F. ............................      June 30, 1996                5,000
Ellis, Jeffrey R. ..................................      June 30, 1996                5,000
Rumsey, Carl C. ....................................      June 30, 1996                1,000
Divaris, Gerald S. .................................      June 30, 1996                1,000
Levin. Eugene M. ...................................      June 30, 1996                2,500
Ross, Jess G. & Jeanne P. ..........................      June 30, 1996                6,000
Dr. Gerald Einhorn, Ltd. Defined Benefit Plan.......      June 30, 1996                2,500
Freidberg, Marvin S. ...............................      June 30, 1996                2,500
Viola, Pat J. ......................................      June 30, 1996                1,700

                                                                              NUMBER OF SHARES OF
                NAME OF SHAREHOLDER                     DATE OF PURCHASE     COMMON STOCK PURCHASED
----------------------------------------------------   -------------------   ----------------------
Pariser, Carol O. ..................................      June 30, 1996                1,600
Viola, Emil A. .....................................      June 30, 1996                1,700
Stern, Russell T., Jr. .............................      June 30, 1996               15,000
Haynes, Patrick J., III.............................      June 30, 1996               15,000
Hearring, William J. ...............................      June 30, 1996                5,000
Lindauer, J. Alan...................................      June 30, 1996                  600
Hansen, Eugene W. ..................................      June 30, 1996                  200
Davenport & Co. of Va., Inc. c/f Eugene W. Hansen,
  IRA...............................................      June 30, 1996               14,300
Mauer, Anne R. .....................................      June 30, 1996                3,300
Hines, Angus I., III................................      June 30, 1996                3,400
Stulb, Marilyn H. ..................................      June 30, 1996                3,300
Fox, Eric L. .......................................      June 30, 1996                4,500
Santoro, Frank J. ..................................      June 30, 1996                5,000
Meredith, Peter M., Jr. ............................      June 30, 1996                  500
Williamson, B. Yeh..................................      June 30, 1996                5,000
Virginia Eastern Shore Sustainable Development
  Corporation.......................................      June 30, 1996                5,000
J. M. Peterson & E. S. Lifland Trustees, Roger Frost
  401(k) Plan.......................................      June 30, 1996                5,000
Industrial Development Authority of the City of
  Suffolk, Virginia, Inc. ..........................      June 30, 1996                3,000
Economic Development Authority of the City of
  Newport News, Virginia............................      June 30, 1996                5,000
Industrial Development Authority of the City of
  Hampton, Virginia.................................      June 30, 1996                5,000
Hometown Bank & Co. for J. Alan Lindauer Profit
  Sharing Plan......................................      June 30, 1996               40,000
Montero, Juan M. II MD P.C. Profit Sharing and Money
  Purchase Pension Plan.............................      June 30, 1996                5,000
Falk, Charles E. Sr. ...............................      July 17, 1996                5,000
Marioneaux, Stephanie J. & Harold J. ...............      July 17, 1996                5,000
Angus I. Hines, Inc. ...............................      July 17, 1996               10,000
Low, Robert I. .....................................     August 28, 1996               1,500
Hamlin, Janet Hale..................................   September 24, 1996              2,500
Friedman, Leslie H. ................................   September 24, 1996              2,500
Goodman & Company 401(k) Profit Sharing Plan for
  Roger L. Frost....................................    February 1, 1997               5,000
                                                                                  ----------
          Total Number of Shares Outstanding........                                 568,900
                                                                             ===================


     The aggregate cash proceeds of Common Stock in the private placement were $3,683,000. The terms of the private placement permitted "institutional investors," as defined by SBA regulations (substantially equivalent to "accredited investors" as defined in Rule 501 of Regulation D under the Securities Act) to purchase shares of Common Stock by paying 50% of the purchase price in cash and the balance by a non-interest bearing recourse demand promissory note, secured by the purchased Common Stock. There were no underwriting discounts or commissions. The Registrant received $2,006,000 in such notes. The Company has formally demanded all promissory notes be paid on or before December 31, 1999.



     The Common Stock was sold pursuant to an exemption from registration under
Section 4(2) of the Securities Act, Rule 505 and Rule 506 of Regulation D. This exemption was available because sales of the shares (i) were made to no more than 35 non-accredited investors who, either alone or with their purchaser representatives, had such knowledge and experience in financial and business matters to evaluate the merits of an investment of the Registrant, (ii) were not made pursuant to any general solicitation or general advertising and (iii) were subject to limitations on resale pursuant to Rule 502(d) of Regulation D.

ITEM 33. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

     Not applicable.

ITEM 34. UNDERTAKINGS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to directors, officers and controlling persons of the undersigned registrant, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the mater has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement is reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(H) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 35. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements (incorporated by reference to the Prospectus under the caption "Index To Financial Statements"). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

     (b) Exhibits


  (1)   Amended and Restated Articles of Incorporation of the Registrant*
  (2)   Amended and Restated Bylaws of the Registrant.*
  (3)   Exhibit (1) is incorporated by reference. Form of Lock Up Agreement.
  (4)   None.
  (5)   Exhibits (1) and (2) are incorporated by reference.
  (6)   None.
  (7) Employment Agreement, dated as of December 1, 1997, between the Registrant and J. Alan Lindauer, Jr.*
  (8)   The Registrant's license from the Small Business Administration.*
  (9)   Form of Underwriting Agreement.*
 (10)   None.
 (11)   Opinion of Clark & Stant, P.C.*
 (12)   Not applicable.
 (14)   Consent of Hoffman, Morrison & Fitzgerald, P.C.
 (27)   Financial Data Schedule


     --------------------
     *To be filed by amendment

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NORFOLK, AND THE COMMONWEALTH OF VIRGINIA, ON THE 12TH DAY OF DECEMBER, 1997.


                                          EASTERN VIRGINIA SMALL BUSINESS
                                          INVESTMENT CORPORATION

                                          By:     /s/ J. ALAN LINDAUER

                                            ------------------------------------
                                                      J. ALAN LINDAUER
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                                               (PRINCIPAL EXECUTIVE OFFICER)


                                                AND CHIEF ACCOUNTING OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints J. Alan Lindauer, Eric L. Fox and Peter M. Meredith, Jr., and each of them individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.


               SIGNATURE                                TITLE                        DATE
----------------------------------------    ------------------------------    ------------------

          /s/ JAMES E. ANDREWS                         Director                December 12, 1997
----------------------------------------
            JAMES E. ANDREWS
          /s/ DONNA C. BENNETT                         Director                December 12, 1997
----------------------------------------
            DONNA C. BENNETT

     /s/ J. W. WHITING CHISMAN, JR.              Member of Executive           December 12, 1997
----------------------------------------        Committee and Director
       J. W. WHITING CHISMAN, JR.

          /s/ JEFFREY R. ELLIS                         Director                December 12, 1997
----------------------------------------
            JEFFREY R. ELLIS

            /s/ ERIC L. FOX                 Member of Executive Committee,     December 12, 1997
----------------------------------------             Director and
              ERIC L. FOX                        Secretary/Treasurer

           /s/ ROGER L. FROST                          Director                December 12, 1997
----------------------------------------
             ROGER L. FROST

          /s/ ERNEST F. HARDEE                   Member of Executive           December 12, 1997
----------------------------------------        Committee and Director
            ERNEST F. HARDEE

               SIGNATURE                                TITLE                        DATE
----------------------------------------    ------------------------------    ------------------

        /s/ HENRY U. HARRIS, III                       Director                December 12, 1997
----------------------------------------
          HENRY U. HARRIS, III

           /s/ MATTHEW JAMES                           Director                December 12, 1997
----------------------------------------
             MATTHEW JAMES

          /s/ J. ALAN LINDAUER              Member of Executive Committee,     December 12, 1997
----------------------------------------      Director, President, Chief
            J. ALAN LINDAUER                 Executive Officer and Chief
                                                  Accounting Officer

           /s/ ROBERT I. LOW                Member of Executive Committee      December 12, 1997
----------------------------------------             and Director
             ROBERT I. LOW

     /s/ HAROLD J. MARIONEAUX, JR.                     Director                December 12, 1997
----------------------------------------
       HAROLD J. MARIONEAUX, JR.

       /s/ PETER M. MEREDITH, JR.              Chairman of the Board of        December 12, 1997
----------------------------------------    Directors, Member of Executive
         PETER M. MEREDITH, JR.                 Committee and Director

         /s/ AUGUSTUS C. MILLER                        Director                December 12, 1997
----------------------------------------
           AUGUSTUS C. MILLER

           /s/ PAUL F. MILLER                          Director                December 12, 1997
----------------------------------------
             PAUL F. MILLER

        /s/ JUAN M. MONTERO, II                        Director                December 12, 1997
----------------------------------------
          JUAN M. MONTERO, II

        /s/ R. SCOTT MORGAN, SR.                       Director                December 12, 1997
----------------------------------------
          R. SCOTT MORGAN, SR.

         /s/ JAMES W. NOEL, JR.                        Director                December 12, 1997
----------------------------------------
           JAMES W. NOEL, JR.

         /s/ THOMAS A. O'GRADY                         Director                December 12, 1997
----------------------------------------
           THOMAS A. O'GRADY

        /s/ RICHARD G. ORNSTEIN                  Member of Executive           December 12, 1997
----------------------------------------        Committee and Director
          RICHARD G. ORNSTEIN

        /s/ RICHARD S. SCHREIBER                       Director                December 12, 1997
----------------------------------------
          RICHARD A. SCHREIBER

          /s/ JORDAN E. SLONE                          Director                December 12, 1997
----------------------------------------
            JORDAN E. SLONE


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